               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D
                         (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                 Peritus Software Services, Inc.
 ---------------------------------------------------------------
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
 ---------------------------------------------------------------
                 (Title of Class of Securities)


                            714006103
 ---------------------------------------------------------------
                         (CUSIP Number)


                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
 ---------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 1, 1997
 ---------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D,  and  is  filing this  schedule  because  of  Rule
13d-1(b)(3) or (4), check the following box [ ].


                       Page 1 of 86 Pages

CUSIP  NO.  469858401             13D             Page  2  of  86
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           2,175,000 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          2,175,000 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           2,175,000 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.2% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 469858401            13D             Page 3 of 86 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
         See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          2,175,000

9    SOLE DISPOSITIVE POWER
            - - -

10    SHARED DISPOSITIVE POWER
          2,175,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
          2,175,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.2%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP  NO.  46985840              13D             Page  4  of  86
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           2,175,000

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           2,175,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           2,175,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.2%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP  NO.  46985840             13D              Page  5  of  86
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           2,175,000

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           2,175,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           2,175,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.2%

14    TYPE OF REPORTING PERSON*
           IN

CUSIP NO. 46985840          13D             Page 6 of 86 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
               - - -

8    SHARED VOTING POWER
           2,175,000

9    SOLE DISPOSITIVE POWER
               - - -

10    SHARED DISPOSITIVE POWER
           2,175,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           2,175,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.2%

14    TYPE OF REPORTING PERSON*
           IN

      This Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC")and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons").

      As of September 30, 1997, the Lindner Family beneficially owned approximately 36% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 1.   Security and Issuer.

      This Schedule relates to shares of Common Stock, par value $.01 per share, ("Peritus Common Stock"), issued by Peritus Software Services, Inc., a Massachussetts corporation ("Peritus"). The principal executive offices of Peritus are located at 304 Concord Road, Billerica, Massachussetts 01821.

Item 2.   Identity and Background.

     See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Reporting Persons.

Item 3.   Source and Amount of Funds or Other Consideration.

      Effective December 1, 1997, pursuant to the terms of an Asset Purchase Agreement between Peritus, its wholly-owned subsidiary Twoquay, Inc. ("Twoquay"), American Premier Underwriters, Inc., a wholly-owned subsidiary of AFC ("APU") and Millennium Dynamics, Inc., a wholly-owned subsidiary of APU ("MDI"), dated October 22, 1997 (the "Agreement"), APU sold substantially all of the assets and related liabilities of MDI's business to Twoquay for $30 million in cash and 2,175,000 shares of Peritus Common Stock (the "Purchase Price"). On November 28, 1997 (the business day prior to the closing), the closing price of a share of Pertitus Common Stock on the NASDAQ National Market System was $17.125.

        Prior to the acquisition of the Peritus Common Stock, the Reporting Persons owned no Peritus equity securities.

Item 4.   Purpose of Transaction.

     The Reporting Persons consider their beneficial ownership of Peritus equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Peritus equity securities or dispose of some or all of the Peritus equity securities which they beneficially own.

      Pursuant to Section 12 of the Agreement, on or within 30 days following the closing on December 1, 1997, the Reporting Persons may request the Peritus Board of Directors to vote to elect a nominee of the Reporting Persons as a Class II director of the Peritus Board. The Reporting Persons are currently considering whether to exercise such nomination right.

     Except as set forth in Section 12 of the Agreement, relating to the nomination of an additional director, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

      As of December 2, 1997, the Reporting Persons (through APU) beneficially owned 2,175,000 shares of Peritus Common Stock (or approximately 14.2% of the outstanding shares of Peritus Common
Stock).

      Except as set forth in Item 3 of this Schedule, to the best knowledge and belief of the undersigned, no transactions involving Peritus equity securities have been effected during the past 60 days by the Reporting Persons or by the directors or executive officers of American Financial or AFC.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          None

Item 7.   Material to be filed as Exhibits.

          (1)  Schedule referred to in Item 2.

          (2)  Asset Purchase Agreement initially referred to  in
          Item 3.

          (3)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

          (4) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 1997
                            AMERICAN FINANCIAL GROUP, INC.


                            By:  James C. Kennedy
                            James C. Kennedy, Deputy General
                            Counsel and Secretary

                            AMERICAN FINANCIAL CORPORATION


                            By:  James C. Kennedy
                            James C. Kennedy, Deputy General
                            Counsel and Secretary

                            Carl H. Lindner*
                            Carl H. Lindner

                            Carl H. Lindner III*
                            Carl H. Lindner III

                            S. Craig Lindner*
                            S. Craig Lindner

                            Keith E. Lindner*
                            Keith E. Lindner


James C. Kennedy
*By James C. Kennedy, Attorney-in-Fact

                                                     Exhibit 1
Item 2.  Identity and Background.

      American Financial is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated in April 1995. American Financial is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

     Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987. He is also
Chairman  of  the  Board of American Financial Enterprises,  Inc.
("AFE").

      Carl  H.  Lindner  III's principal  occupation  is  as  Co-
President of American Financial.  He is also Co-President of AFC.

     S. Craig Lindner's principal occupations are as Co-President of  American  Financial and President of American Annuity  Group,
Inc.,  an  affiliate  of  American Financial.   He  is  also  Co-
President of AFC.

     Keith E. Lindner's principal occupations are as Co-President of American Financial and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American
Financial.  He is also Co-President of AFC.

      The identity and background of the executive officers, directors and controlling persons of American Financial and AFC
(other than the Lindner Family, which is set forth above) are as follows:

      1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Financial and AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

      2.   James E. Evans' principal occupation is as Senior Vice
President and General Counsel of American Financial.  He is  also
Senior Vice President and General Counsel of AFC.

     3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Financial and AFC. Mr.
Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

      4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

      5.    Gregory C. Thomas, for more than five years prior  to
his  retirement  in September 1996, was Executive Vice  President
and  Chief  Financial Officer of Citicasters  Inc.   Mr.  Thomas'
address is 1026 Stephens Road, Maineville, Ohio 45039.

     6. William W. Verity's principal occupation is as Chairman and Chief Executive Officer of ENCOR Holdings, Inc., develop and manufacture of plastic molded components. He is also a director of Chiquita. Mr. Verity's address is 3905 Vincennes Road, Suite 305, Indianapolis, Indiana 46268.

      7. Alfred W. Martinelli's principal occupation is as Chairman of the Board and Chief Executive Officer of Buckeye Management Company, which is the sole general partner of Buckeye Partners, L.P., a limited partnership principally engaged in pipeline transportation of refined petroleum. Mr. Martinelli's address is 269 Glenmoor Road, Gladwyne, Pennsylvania 19035. He is also a director of AAG.

      8.   Fred J. Runk's principal occupation is as Senior  Vice
President and Treasurer of American Financial.  He is also Senior
Vice President and Treasurer of AFC.

      9.   Thomas E. Mischell's principal occupation is as Senior
Vice  President  - Taxes of American Financial.   He  is  also  a
Senior Vice President of AFC.

      The following are persons who are executive officers of AFC who are not also executive officers of American Financial:

      1.   Sandra W. Heimann's principal occupation is as a  Vice
President of AFC.

      2.   Robert C. Lintz's principal occupation is  as  a  Vice
President of AFC.

      The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC.

      Unless  otherwise noted, the business address  of  American
Financial, AFC and each of the persons listed above is  One  East
Fourth   Street,  Cincinnati,  Ohio,  45202,  and  all   of   the
individuals are citizens of the United States.

      None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 2

                    ASSET PURCHASE AGREEMENT

      This Asset Purchase Agreement (this "Agreement") is entered into as of October 22, 1997 by and among Peritus Software Services, Inc., a Massachusetts corporation ("Peritus"), and Twoquay, Inc., a Delaware corporation and a wholly owned subsidiary of Peritus (the "Buyer" and, together with Peritus, the "Buyer Entities"), and American Premier Underwriters, Inc., a Pennsylvania corporation ("APU" or the "Seller"), and Millennium Dynamics, Inc., an Ohio corporation and a wholly owned subsidiary of APU ("MDI" and, together with APU, the "Seller Entities"). The Buyer Entities and the Seller Entities are collectively referred to herein as the "Parties," and are sometimes individually referred to herein as a "Party").

                      Preliminary Statement

      The Buyer desires to purchase, and Peritus desires to cause the Buyer to purchase, and the Seller desires to sell, substantially all of the assets and business of MDI, for the consideration set forth below and the assumption of certain of the Seller's liabilities set forth below, subject to the terms and conditions of this Agreement.

      NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1. Merger of MDI and the Seller; Sale and Delivery of the Assets.

      1.1   Merger  of  MDI  and  the Seller.   As  described  in
Section 5.10 hereof, prior to the closing of the transactions contemplated by this Agreement (the "Closing"), MDI shall be merged with and into the Seller (the "Merger"), and by operation of law, all of MDI=s assets and liabilities, and all other rights of any kind or nature associated with MDI's business

(collectively, the "MDI Business") shall be transferred to the Seller.

     1.2  Delivery of the Assets.

           (a) Subject to and upon the terms and conditions of this Agreement, at the Closing, the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall purchase from the Seller, the following properties, assets and other claims, rights and interests:

                (i) all office supplies, maintenance supplies, packaging materials, spare parts and similar items of the MDI
Business (collectively, the "Office Supplies") which exist on the Closing Date (as defined below);

                (ii) all accounts, accounts receivable, notes and notes receivable relating to the MDI Business existing on the Closing Date which are payable to the Seller, including any security held by the Seller for the payment thereof (the accounts, accounts receivable, notes and notes receivable, including any related security therein, to be transferred to the Buyer pursuant hereto are collectively referred to herein as the "Accounts Receivable");

                (iii) all prepaid expenses of the Seller relating to the MDI Business existing on the Closing Date and any cash balances relating to the MDI Business remaining on the Closing Date after satisfying the conditions set forth in subsection 5.9;

               (iv) all rights of the Seller under the contracts, agreements, leases, licenses and other instruments relating to the MDI Business all as set forth on Schedule 2.16 attached hereto, except for those under the Credit Agreement between the Seller and MDI and the Agreement of Allocation of Payment of Federal Income Tax (the "Tax Sharing Agreement") between the Seller Entities and certain of their Affiliates (as defined below) (collectively, the "Contract Rights");

                  (v)    all   books,   records   and   accounts,
correspondence, production records, technical, accounting, manufacturing and procedural manuals, customer lists, employment records, studies, reports or summaries relating to any environmental conditions or consequences of any operation relating to the MDI Business, present or former, as well as all studies, reports or summaries relating to any environmental aspect or the general condition of the Assets (as defined below), and any confidential information which has been reduced to writing relating to or arising solely out of the MDI Business;

                (vi) all rights of the Seller under express or implied warranties from the suppliers of the MDI Business;

               (vii) all of the machinery, computer and other equipment, tools, software, hardware, maintenance machinery and equipment and furniture relating to the MDI Business owned by the Seller on the Closing Date, whether or not reflected as capital assets in the accounting records of the Seller relating to the MDI Business (collectively, the "Fixed Assets");

                (viii)     all of the Seller's right,  title  and
interest in and to all Intellectual Property, as defined in Subsection 2.24(f);

               (ix) all copies of and media containing all source
code, object code, flow charts, program descriptions, program listings, libraries, tools, utilities, databases, data, diagrams, diagnostics, alpha and beta versions and all related documentation and commentaries, owned, licensed or used by the Seller Entities in the conduct of the MDI Business (the "Software"); and

                 (x) except as specifically provided in Subsection 1.2(b) hereof, all other assets, properties, claims, rights and interests of the Seller relating to the MDI Business which exist on the Closing Date, of every kind and nature and description, whether tangible or intangible, real, personal or mixed.

           (b) Notwithstanding the provisions of paragraph (a) above, the assets to be transferred to the Buyer under this Agreement shall not include those assets listed on Schedule 1.2(b) attached hereto or any tax rights or benefits arising or in any way related to the Tax Sharing Agreement (the "Excluded Assets").

          (c) The Office Supplies, Accounts Receivable, Contract Rights, Fixed Assets, Intellectual Property, Software and other properties, assets and business of the Seller relating to the MDI Business described in paragraph (a) above, other than the Excluded Assets, shall be referred to collectively as the "Assets."

      1.3 Further Assurances. At any time and from time to time after the Closing, at the reasonable request of either or both of the Buyer Entities and without further consideration, the Seller or Seller Entities promptly shall execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation, and take such other action, as either or both of the Buyer Entities may reasonably request to more effectively transfer, convey and assign to the Buyer, and to confirm the Buyer's title to, all of the Assets, to put the Buyer in actual possession and operating control thereof, to assist the Buyer in exercising all rights with respect thereto and to carry out the purpose and intent of this Agreement. At any time and from time to time after the Closing, at the request of either or both of the Seller Entities and without further consideration, the Buyer or Buyer Entities promptly shall execute and deliver such instruments of assumption and confirmation, and take such other action, as either or both of the Seller Entities may reasonably request to more effectively confirm the Buyer=s assumption of the Assumed Liabilities (as defined below).

     1.4  Purchase Price.

          (a) The purchase price to be paid to the Seller by the Buyer for the Assets shall be (i) the cash sum of $30,000,000 (the "Cash Portion of the Purchase Price") and (ii) the number of shares (the "Stock Portion of the Purchase Price" or the "Shares") of the common stock, $.01 par value per share, of Peritus (the "Peritus Common Stock") determined as set forth in the following sentence. If (a) the Average Share Price (as defined below) is $25.00 or less, the Stock Portion of the Purchase Price shall be 2,222,000 shares of Peritus Common Stock;
(b) the Average Share Price is between $25.00 and $30.00, the Stock Portion of the Purchase Price shall be determined as set forth in Schedule 1.4; or (c) the Average Share Price is greater than $30.00, the Stock Portion of the Purchase Price shall be determined by dividing (x) $60,000,000 by (y) the Average Share Price (rounded down to the nearest whole share). The "Average Share Price" is the average of the closing sale price of the Peritus Common Stock on the Nasdaq National Market for the five trading days beginning on the second trading day immediately preceding the date hereof and ending on the second trading day immediately following the date hereof. The Cash Portion of the Purchase Price and the Stock Portion of the Purchase Price are collectively referred to herein as the "Purchase Price." The
Purchase Price shall be payable in the manner described in paragraph (b) of this Subsection 1.4.

           (b) At the Closing, the Buyer shall deliver to the Seller (i) the Cash Portion of the Purchase Price by wire transfer of immediately available funds to an account designated by the Seller, and (ii) a stock certificate registered in the name of the Seller representing the Stock Portion of the Purchase Price.

     1.5  Assumption of Liabilities; Etc.

           (a) At the Closing, the Buyer shall execute and deliver an Instrument of Assumption of Liabilities (the "Instrument of Assumption") substantially in the form attached hereto as Exhibit A, pursuant to which it shall assume and agree to perform, pay and discharge the following liabilities, obligations and commitments of the Seller relating to the MDI Business (the "Assumed Liabilities"):

                (i) all trade accounts payable and accrued expenses reflected on the balance sheet of MDI as of September 30, 1997 previously delivered to the Buyer (the "Current Balance Sheet"), less any payments made from September 30, 1997 (the "Balance Sheet Date") to the Closing Date and excluding any liability under the Credit Agreement between MDI and APU;

                (ii) all trade accounts payable and accrued expenses of the Seller relating to the MDI Business incurred in the ordinary course of business from the Balance Sheet Date to the Closing Date, other than liabilities and liens for Taxes (as defined below) or deferred Taxes, liabilities under the Tax Sharing Agreement, liabilities under the Credit Agreement between MDI and APU, accounts payable which are outstanding for more than three months as of the Closing Date and accounts payable that are contingent or are not fixed in amount as of the Closing Date;

                (iii)      all obligations of the Seller relating
to the MDI Business continuing after the Closing under the leases and contracts set forth on Schedule 1.5 attached hereto which become due and payable after the Closing Date; and

                (iv) all other liabilities and obligations of the Seller specifically set forth in Schedule 1.5 attached hereto.

          (b) The Buyer shall not at the Closing assume or agree to perform, pay or discharge, and the Seller shall remain unconditionally liable for, all obligations, liabilities and commitments, fixed or contingent, of the Seller other than the Assumed Liabilities.

           (c) Notwithstanding any provision herein to the contrary, the Buyer shall be solely liable for the prompt and full discharge of the Assumed Liabilities and also for any liability arising from, or in connection with the Assets acquired by the Buyer after the consummation of the transactions contemplated hereby, including, without limitation, any such liabilities arising by reason of any violation or claimed violation by the Buyer, by acts or events or omissions arising or occurring after the Closing, of any federal, state or local law, rule, regulation, ordinance or any requirement of any government authority.

     1.6  [Intentionally omitted].

      1.7 The Closing. The Closing shall take place at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts at 9:00 a.m., Boston time, on the third business day after the conditions set forth in Section 6 have been satisfied, or at such other place, time or date as may be mutually agreed upon in writing by the parties hereto. The transfer of the Assets by the Seller to the Buyer shall be deemed to occur at the open of business on the date of the Closing (the "Closing Date").

     1.8  Apportionment.

           (a) Prepaid premiums on insurance if assigned as herein provided, water and sewer use charges, transfer taxes and recording fees, if any, incurred in connection with the transfer of the Assets contemplated hereby, and real property taxes for the then current tax period, shall be apportioned and adjusted as of the Closing Date and the net amount thereof shall be added to or deducted from, as the case may be, the Cash Portion of the Purchase Price.

           (b) If the amount of such real property taxes has not been determined at the Closing Date, they shall be apportioned on the basis of such taxes assessed for the preceding year, with a reapportionment as soon as the new tax rate and valuation can be ascertained; and, if the taxes which are to be apportioned shall thereafter be reduced by abatement, the amount of such abatement, less the reasonable cost of obtaining the same, shall be apportioned between the Buyer and the Seller, provided that no Party shall be obligated to institute or prosecute proceedings for an abatement unless otherwise agreed. If such proceedings are commenced, the Party commencing the same shall give the other Party notice thereof and shall prosecute such proceedings and not discontinue the same without first giving the other Party notice of its intention so to do and reasonable opportunity to be substituted in such proceedings; and the other Party agrees to cooperate in such proceedings without being obligated to incur any expense in connection therewith.

           (c) If the amounts of any common area charges under real property leases transferred to the Buyer have not been determined at the Closing Date, they shall be apportioned on the basis of such charges assessed for the preceding year, with a reapportionment upon and in the event of any new apportionment or valuation method or scheme; and if such charges which are to be apportioned shall thereafter be reduced, the amount of such reduction shall be apportioned between the Buyer and the Seller.

2. Representations of the Seller Entities. The Seller Entities each jointly and severally represents and warrants to the Buyer
Entities as follows:

      2.1 Organization. Each of the Seller Entities is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has all requisite power and authority (corporate and other) to own its properties, to carry on its business as now being conducted, to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby (it being understood and agreed that, for purposes of this Agreement, the "transactions contemplated hereby" shall include, without limitation, the Merger). MDI has no subsidiaries and does not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, joint venture, limited liability company or other non-corporate enterprise. Each of the Seller Entities is duly qualified to conduct business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, except where the failure to qualify would not have a material adverse effect on the business, properties, assets or condition (financial or otherwise) of such Seller Entity. Certified copies of the Articles of Incorporation and Code of

Regulations of the Seller Entities, each as amended to date, have been previously delivered to the Buyer, are complete and correct, and no amendments have been made thereto or have been authorized since the date thereof.

      2.2 Ownership of MDI. APU is the sole beneficial and record owner of all of the outstanding securities of MDI.

      2.3 Authorization. The execution and delivery by each of the Seller Entities of this Agreement, and the agreements provided for herein, and the consummation by each of the Seller Entities of all transactions contemplated hereby, have been duly authorized by all requisite corporate and shareholder action. This Agreement and all such other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which each Seller Entity is a party, assuming the due execution and delivery by the Buyer, constitute the valid and legally binding obligations of the respective Seller Entity, enforceable against the respective Seller Entity in accordance with their respective terms. The execution, delivery and performance by the Seller Entities of this Agreement and the agreements provided for herein, and the consummation by each Seller Entity of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to such Seller Entity; (b) violate the provisions of the Articles of Incorporation or Code of Regulations of such Seller Entity; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator applicable to such Seller Entity; or (d) except as set forth on Schedule 2.3 attached hereto, conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of such Seller Entity pursuant to, any indenture, mortgage, deed of trust or other instrument or agreement to which such Seller Entity is a party or by which it or any of its properties is or may be bound. Schedule 2.3 attached hereto sets forth a true, correct and complete list of all consents and approvals of third parties that are required in connection with the consummation by the Seller Entities of the transactions contemplated by this Agreement.

      2.4 Ownership of the Assets. Schedule 2.4(i) attached hereto sets forth a true, correct and complete list of all claims, liabilities, liens, pledges, charges, encumbrances and equities of any kind affecting the Assets (collectively, the
"Encumbrances").   As of the date hereof,  MDI  is,  and  at  the
Closing the Seller will be, the true and lawful owner of the Assets, and the Seller will have the right to sell and transfer to the Buyer good, clear, record and marketable title to the Assets, free and clear of all Encumbrances of any kind, except as set forth on Schedule 2.4(ii) attached hereto (the "Permitted Encumbrances"). The delivery to the Buyer of the instruments of transfer of ownership contemplated by this Agreement will vest good and marketable title to the Assets in the Buyer, free and clear of all liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and claims of any kind or nature whatsoever, except for the Permitted Encumbrances. There are no liens on any Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

     2.5  Financial Statements.

           (a) The Seller Entities have previously delivered to the Buyer MDI=s audited balance sheets as of December 31, 1995 and 1996 and June 30, 1997 (the "Audited Balance Sheets") and the related statements of operations, shareholder's equity and cash flows of MDI for the fiscal years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 (collectively, including the Audited Balance Sheets, the "Audited Financial Statements"). The Seller Entities have also previously delivered to the Buyer MDI=s Current Balance Sheet and the related statements of operations, shareholder's equity and cash flows of MDI for the three and nine-month periods ended September 30, 1997 (collectively, the "Current Financial Statements"). The Audited
Financial Statements and the notes thereto and the Current Financial Statements (collectively, the "Financial Statements") have been prepared in accordance with generally accepted accounting principles ("GAAP") and are certified without qualification by MDI's independent public accountants, in the case of the Audited Financial Statements, and have been certified by MDI's chief financial officer, in the case of the Current Financial Statements.

           (b) The Financial Statements fairly present, as of their respective dates, in all material respects, the financial condition, retained earnings, assets and liabilities of MDI and the results of operations and cash flows of the MDI Business for the periods indicated; and the amounts shown as accrued for current and deferred income and other taxes, if any, in the Financial Statements are sufficient for the payment of all accrued and unpaid federal, state and local income taxes, interest, penalties, assessments or deficiencies applicable to MDI or the MDI Business, whether disputed or not, for the applicable period then ended and periods prior thereto.

      2.6 Absence of Undisclosed Liabilities. Except as and to the extent (a) reflected and reserved against in the Current Balance Sheet, (b) set forth on Schedule 2.6 attached hereto or
(c) incurred in the ordinary course of business after the date of the Current Balance Sheet and not material in amount, either individually or in the aggregate, neither the Seller nor MDI has incurred any liability or obligation, secured or unsecured, whether accrued, absolute, contingent, unasserted or otherwise, affecting the Assets. For purposes of this Subsection 2.6, "material" means any amount in excess of $10,000.

      2.7 Litigation. Except as set forth on Schedule 2.7 attached hereto, MDI is not a party to, or to the knowledge of the Seller Entities threatened with, and none of the Assets are subject to, any litigation, suit, action, investigation, proceeding or controversy before any court, administrative agency or other governmental authority relating to or affecting the Assets or the business or condition (financial or otherwise) of MDI. Neither of the Seller Entities is in violation of or in default with respect to any judgment, order, writ, injunction, decree or rule of any court, administrative agency or governmental authority or any regulation of any administrative agency or governmental authority relating to the MDI Business.

      2.8 Insurance. Schedule 2.8 attached hereto sets forth a true, correct and complete list of all fire, theft, casualty, general liability, workers compensation, business interruption, environmental impairment, product liability, automobile and other insurance policies insuring the Assets or the MDI Business and of all life insurance policies maintained for any of the employees engaged in the MDI Business, specifying the type of coverage, the amount of coverage, the premium, the insurer and the expiration date of each such policy (collectively, the "Insurance Policies") and all claims made under such Insurance Policies since December 31, 1995. True, correct and complete summaries of all of the Insurance Policies have been previously delivered by the Seller Entities to the Buyer. The Insurance Policies are in full force and effect and are in amounts and of a nature which are adequate and customary for the MDI Business. All premiums due on the Insurance Policies or renewals thereof have been paid and there is no default under any of the Insurance Policies. Except as set forth on Schedule 2.8 attached hereto, neither of the Seller Entities has received any notice or other communication from any issuer of the Insurance Policies since December 31, 1995 cancelling or materially amending any of the Insurance Policies, materially increasing any deductibles or retained amounts thereunder, or materially increasing the annual or other premiums payable thereunder, and, to the knowledge of the Seller Entities, no such cancellation, amendment or increase of deductibles, retainages or premiums is threatened.

      2.9 Inventory. There is no inventory of raw materials or goods to be sold or licensed to third parties relating to the MDI
Business.

     2.10 Fixed Assets. Schedule 2.10 attached hereto sets forth a true, correct and complete list of all Fixed Assets as of the date hereof, including a description and the book value thereof.
Schedule 2.10, as updated pursuant to Subsection 7.9 hereof, shall set forth a true, correct and complete list of all Fixed

Assets as of the date three business days prior to the Closing Date (the "Schedule Date"), including a description and valuation thereof. All of the Fixed Assets, taken as a whole, are in good operating condition and repair, normal wear and tear excepted, are currently used by MDI in the ordinary course of business and in the production of products of and provision of services by MDI, and normal maintenance has been consistently performed with respect to such Fixed Assets. As of the Closing Date, all of the Fixed Assets shall be in good operating condition and repair, normal wear and tear excepted.

      2.11 Leases. Schedule 2.11 attached hereto sets forth a true, correct and complete list as of the date hereof of all leases of real property, identifying separately each ground lease, relating to the MDI Business (the "Leases"). True, correct and complete copies of the Leases, and all amendments, modifications and supplemental agreements thereto, have previously been delivered by the Seller Entities to the Buyer. The Leases are in full force and effect, are binding and enforceable against MDI, and as of the Closing Date, shall be binding and enforceable against the Seller, in accordance with their respective terms and, except as set forth on Schedule 2.11 attached hereto, have not been modified or amended since the date of delivery to the Buyer. No party to any Lease has sent written notice to the other claiming that such party is in default thereunder, which remains uncured. Except as set forth on
Schedule 2.11 attached hereto, there has not occurred any event by either Seller Entity which would constitute a breach of or default in the performance of any material covenant, agreement or condition required to be performed by either Seller Entity contained in any Lease, nor has there occurred any event which with the passage of time or the giving of notice or both would constitute such a material breach or material default. Neither Seller Entity is obligated to pay any leasing or brokerage commission relating to any Lease and, except as set forth on
Schedule 2.11 attached hereto, will not have any enforceable obligation to pay any leasing or brokerage commission upon the renewal of any Lease. Except as set forth on Schedule 2.11 attached hereto, no material construction, alteration or other leasehold improvement work with respect to any of the Leases remains to be paid for or to be performed by either Seller Entity. The Financial Statements contain adequate reserves to provide for the restoration of the properties subject to the Leases at the end of the respective Lease terms, to the extent required by the Leases.

      2.12 Change in Financial Condition and Assets. Except as set forth on Schedule 2.12 attached hereto, since the Balance Sheet Date, there has been no change which materially and adversely affects the business, properties, assets or condition (financial or otherwise) of MDI or the MDI Business. The Seller Entities have no knowledge of any existing or threatened occurrence, event or development which, as far as can be reasonably foreseen, could have a material adverse effect on MDI or the business, properties, assets or condition (financial or otherwise) of MDI or the MDI Business.

     2.13 Tax Matters. Each of the Seller Entities has filed all Tax Returns which are required to be filed and has paid all Taxes which have become due or which have been claimed to be due. Each of the Seller Entities is current in the payment of all Taxes. Except as set forth on Schedule 2.13 attached hereto, no deficiencies have been asserted or assessed relating to the MDI Business as a result of any audit by the Internal Revenue Service or any state or local taxing authority and no such deficiency or audit has been proposed or threatened.

      As used in this Agreement, the following terms shall have the following respective meanings.

                (i) "Affiliated Group" means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Seller Entities are or have been members.

                (ii)  "Code" means the Internal Revenue  Code  of
1986, as amended.

                (iii) "Tax" means any (A) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (B) liability of either of the Seller Entities for the payment of any amounts of the type described in clause (A) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto or as a party to any Tax allocation or Tax sharing agreement or any other contractual obligation to indemnify any other person with respect to Taxes); and (C) liability of either of the Seller Entities for the payment of any amounts of the type described in clause (A) as a transferee or successor, by contract (including as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other person), or otherwise.

                (iv) "Tax Returns" means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or administration of any laws, regulations or administrative requirements relating to any Taxes.

      2.14 Accounts Receivable. Schedule 2.14 attached hereto sets forth a true, correct and complete list of all Accounts Receivable, including an aging thereof as of the Balance Sheet Date. Schedule 2.14, as updated pursuant to Subsection 7.9 hereof, shall set forth a true, correct and complete list of the Accounts Receivable as of the Schedule Date, including an aging thereof. All Accounts Receivable arose out of the sales or licenses, products or services in the ordinary course of business and, to the knowledge of the Seller Entities, are collectible in the face value thereof within 180 days of the date of invoice, using normal collection procedures, net of the reserve for doubtful accounts as set forth thereon, which reserve the Seller Entities reasonably believe is adequate and was calculated in accordance with generally accepted accounting principles consistently applied.

      2.15 Books and Records. The general ledgers and books of account relating to the MDI Business, all federal, state and local income, franchise, property and other Tax Returns relating to the MDI Business, and all other books and records relating to the MDI Business are in all material respects complete and correct and have been maintained in accordance with good business practice and in accordance, in all material respects, with all applicable procedures required by laws and regulations.

     2.16 Contracts and Commitments.

           (a) Schedule 2.16 attached hereto contains a true, complete and correct list and description of the following contracts and agreements, whether written or oral (except as set forth below) (collectively, the "Contracts"):

                (i) all loan agreements, indentures, mortgages and guaranties relating to the MDI Business or by which MDI or any of the Assets are bound;

                (ii) all pledges, conditional sale or title retention agreements, security agreements, equipment obligations, personal property leases and lease purchase agreements relating to any of the Assets to which either Seller Entity is a party;

                (iii) all contracts, agreements, commitments, purchase orders or other understandings or arrangements relating to the MDI Business which involve payments or receipts by either Seller Entity of more than $10,000 in the case of any single contract, agreement, commitment, understanding or arrangement under which full performance (including payment) has not been rendered by all parties thereto;

               (iv) all collective bargaining agreements, written employment and consulting agreements, severance or separation agreements, change-in-control agreements, executive compensation plans, bonus plans, deferred compensation agreements, pension plans, retirement plans, employee stock option or stock purchase plans and group life, health and accident insurance and other employee benefit plans, agreements, arrangements or commitments to which either Seller Entity is a party or by which either Seller Entity or any of its property is bound that will be assumed by the Buyer;

               (v) all agency, distributor, sales representative and similar agreements relating to the MDI Business to which either Seller Entity is a party;

                 (vi) all contracts, agreements or other understandings or arrangements relating to the MDI Business between either Seller Entity and any stockholder or affiliate (as such term is defined in the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act")) of the Seller Entities ("Affiliate");

               (vii) all leases relating to the MDI Business, whether operating, capital or otherwise;

                (viii)     all  contracts, agreements  and  other
documents  or  information relating to  past  disposal  of  waste
(whether or not hazardous) with respect to the MDI Business;

                 (ix) all contracts, agreements, licenses, commitments, purchase orders or other understandings relating to the MDI Business to which either Seller Entity is a party obligated to or pursuant to which either Seller Entity (A) is otherwise obligated to perform maintenance services for (i) a period in excess of one year subsequent to the Closing Date or
(ii) nominal or no consideration or (B) has licensed its products for nominal or no consideration; and

                (x) any other material agreement or contract relating to the MDI Business entered into by either Seller
Entity.

           (b) Except as set forth on Schedule 2.16(b) attached hereto:

                 (i) each Contract is a valid and binding agreement of the applicable Seller Entity, enforceable against such Seller Entity in accordance with its terms, and the Seller Entities do not have any knowledge that any Contract is not a valid and binding agreement of the other parties thereto;

                (ii) the applicable Seller Entity has fulfilled all material obligations required pursuant to the Contracts to have been performed by such Seller Entity on its part prior to the date hereof;

               (iii) to the knowledge of the Seller Entities, neither Seller Entity is in breach of or default under any Contract, and no event has occurred which with the passage of time or giving of notice or both would constitute such a default, result in a loss of rights or result in the creation of any lien, charge or encumbrance, thereunder or pursuant thereto;

                (iv) to the knowledge of the Seller Entities, there is no existing breach or default by any other party to any Contract, and no event has occurred which with the passage of time or giving of notice or both would constitute a default by such other party, result in a loss of rights or result in the creation of any lien, charge or encumbrance thereunder or pursuant thereto;

                (v) Neither Seller Entity is restricted by any Contract from carrying on its business anywhere in the world; and

                (vi) Neither Seller Entity has received notice of any product liability or product warranty claim under the Contracts, and neither Seller Entity is aware of any threatened claims.

            (c)    Except  as  set  forth  on  Schedule  2.3   or
Schedule 2.16(c) attached hereto, the continuation, validity and effectiveness of each Contract will not be affected by the transfer thereof to Buyer under this Agreement and all such Contracts are assignable to the Buyer without a consent.

          (d) True, correct and complete copies of all Contracts have previously been delivered by the Seller Entities to the Buyer.

      2.17 Compliance with Agreements and Laws. Each Seller Entity has all requisite licenses, permits and certificates, including environmental, health and safety permits, from federal, state and local authorities necessary to conduct the MDI Business and own and operate the Assets (collectively, the "Permits").
Schedule  2.17  attached hereto sets forth a  true,  correct  and complete list of all material Permits, copies of which have previously been delivered by the Seller to the Buyer. Neither of the Seller Entities is in violation of any law, regulation or ordinance (including, without limitation, laws, regulations or ordinances relating to building, zoning, environmental, disposal of hazardous substances, land use or similar matters) relating to the MDI Business, the violation of which could have a material adverse effect on either Seller Entity or the MDI Business. The MDI Business does not violate, in any material respect, any federal, state, local or foreign laws, regulations or orders (including, but not limited to, any of the foregoing relating to employment discrimination, occupational safety, environmental protection, hazardous waste (as defined in the Resource Conservation and Recovery Act, as amended, and the regulations adopted pursuant thereto), conservation, or corrupt practices, the enforcement of which would have a material and adverse effect on the results of operations, condition (financial or otherwise), assets or properties of the MDI Business. Except as set forth on
Schedule 2.17 attached hereto, neither Seller Entity has since December 31, 1995 received any notice or communication from any federal, state or local governmental or regulatory authority or otherwise of any such violation or noncompliance relating to the MDI Business.

     2.18 Employee Relations.

           (a) Each of the Seller Entities is in material compliance with all federal, state and local laws relating to the MDI Business respecting employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice, and there are no arrears in the payment of wages or social security taxes relating to the MDI Business.

           (b) Except as set forth on Schedule 2.18(b) attached hereto:

                (i)   none  of the employees engaged in  the  MDI
Business is represented by any labor union;

                (ii) there is no unfair labor practice complaint relating to the MDI Business pending before the National Labor
Relations Board or any state or local agency;

                (iii)      there  is no pending labor  strike  or
other labor trouble relating to the MDI Business (including, without limitation, any organizational drive);

                (iv) there is no labor grievance pending relating to the MDI Business;

                (v) there is no pending representation question respecting the employees engaged in the MDI Business; and

                (vi) there are no pending arbitration proceedings arising out of or under any collective bargaining agreement relating to the MDI Business, or to the knowledge of the Seller Entities, any basis for which a claim may be made under any such collective bargaining agreement.

           (c) The Seller Entities have made available to the Buyer a true, correct and complete list of (a) the employee benefits provided by the Seller Entities to the employees engaged in the MDI Business and all contracts or agreements between the

Seller Entities and such employees, and (b) the current payroll relating to such employees, including the job descriptions and salary or wage rates, showing separately for each such person who received an annual salary in excess of $30,000 the amounts paid or payable as salary and bonus payments for the year ended December 31, 1996 and for the nine months ended September 30, 1997.

           (d)   For  purposes of this Subsection 2.18, the  term
"employee" shall be construed to include sales agents and other independent contractors who spend a majority of their working time on the MDI Business.

      2.19 Absence of Certain Changes or Events. Except as set forth on Schedule 2.19 attached hereto, since the Balance Sheet Date, neither Seller Entity has entered into any transaction relating to the MDI Business which is not in the usual and ordinary course of business, and, without limiting the generality of the foregoing, with respect to the MDI Business has:

           (a) incurred any material obligation or liability for borrowed money;

          (b) discharged or satisfied any lien or encumbrance or paid any obligation or liability other than current liabilities reflected in the Current Balance Sheet;

          (c) mortgaged, pledged or subjected to lien, charge or other encumbrance any of the Assets;

           (d) sold or purchased, assigned or transferred any of its tangible assets or cancelled any debts or claims, except for inventory sold, raw materials purchased and obsolete assets disposed of in the ordinary course of business;

           (e) made any amendment to or termination of any Contract or done any act or omitted to do any act which would cause the material breach of any Contract;

          (f) suffered any losses, whether insured or uninsured, and whether or not in the control of such Seller Entity, in excess of $2,500 in the aggregate, or waived any rights of any value;

          (g) authorized or issued recall notices for any of its products or initiated any safety investigations;

           (h) received notice of any litigation, warranty claim or products liability claims; or

           (i) made any material change in the terms, status or funding condition of any employee plan.

      2.20 Customers. Schedule 2.20 attached hereto sets forth a true, correct and complete list of the names and addresses of all customers of the MDI Business which accounted for more than 5% of MDI's total sales in the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997. Except as set forth on
Schedule 2.20 attached hereto, none of such customers has notified either of the Seller Entities that it intends to discontinue its current relationship with respect to the MDI Business.

     2.21 [Intentionally omitted]

     2.22 [Intentionally omitted]

      2.23 Prepayments and Deposits. Schedule 2.23 attached hereto sets forth all prepayments or deposits with respect to the MDI Business from customers for products to be shipped, or services to be performed, after the Closing Date which have been received by either Seller Entity as of the date hereof.

     2.24 Intellectual Property.

           (a) As of the date hereof, MDI owns or has the right to use, and as of the Closing Date the Seller will own or have the right to use, all Intellectual Property (as defined in Subsection 2.24(f)) used in the operation of the MDI Business or necessary for the operation of the MDI Business as presently conducted. Except as set forth on Schedule 2.24(a) attached hereto, each item of Intellectual Property will be transferred to the Buyer at Closing, and each such item of Intellectual Property available for use by either Seller Entity will be available for use by the Buyer on identical terms and conditions immediately following the Closing. Each Seller Entity has taken all reasonable measures to protect the proprietary nature of each item of Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses. Except as set forth on Schedule 2.24(a) attached hereto, no other person or entity has any rights to any of the Intellectual Property owned or used by either Seller Entity, and, to the knowledge of the Seller Entities, no other person or entity is infringing, violating or misappropriating any of the Intellectual Property.

           (b) None of the Intellectual Property infringes, violates or constitutes a misappropriation of (or in the past infringed, violated or constituted a misappropriation of) any Intellectual Property rights of any other person or entity. Neither Seller Entity has received any complaint, claim or notice alleging any such infringement, violation or misappropriation, and to the knowledge of the Seller Entities, there is no basis for any such complaint, claim or notice.

           (c) Schedule 2.24(c) attached hereto identifies, with respect to the MDI Business, each (i) trademark, copyright and patent registration, (ii) pending trademark, copyright and patent application, and (iii) license or other agreement pursuant to which either Seller Entity has granted any rights to any third party with respect to any of its Intellectual Property. The Seller Entities have delivered to the Buyer correct and complete copies of all such patent, trademark and copyright registrations and applications (as amended to date) and such licenses and agreements (as amended to date) and have specifically identified and made available to the Buyer correct and complete copies of all other written documentation evidencing ownership of, and any claims or disputes relating to, each such item. Except as set forth in Schedule 2.24(c) attached hereto, with respect to each item of Intellectual Property that MDI owns as of the date hereof and that the Seller will own immediately preceding the Closing:

               (i) such Seller Entity possesses all right, title and interest in and to such item;

                (ii) such item is not subject to any outstanding judgment, order, decree, stipulation or injunction; and

                 (iii) other than as set forth in the agreements referred to in Schedule 2.16 attached hereto, neither Seller Entity has agreed to indemnify any person or entity for or against any infringement, misappropriation or other conflict with respect to such item.

           (d) Schedule 2.24(d) attached hereto identifies each item of Intellectual Property used in the operation of the MDI Business at any time during the period covered by the Financial Statements, or that either Seller Entity plans to use in connection with the MDI Business in the future, that is owned by a party other than a Seller Entity. The Seller Entities have supplied the Buyer with correct and complete copies of all licenses, sublicenses or other agreements (as amended to date) pursuant to which either Seller Entity uses such Intellectual Property, all of which are listed on Schedule 2.16 and Schedule 2.24(d) attached hereto. Except as set forth in Schedule 2.16 and Schedule 2.24(d) attached hereto, with respect to each such item of Intellectual Property:

                (i) the license, sublicense or other agreement covering such item is legal, valid, binding, enforceable and in full force and effect;

                (ii) such license, sublicense or other agreement will continue to be legal, valid and binding, enforceable and in full force and effect upon and immediately following the Closing in accordance with the terms thereof as in effect prior to the Closing;

                (iii) neither of the Seller Entities, nor, to the knowledge of the Seller Entities, any other party to such license, sublicense or other agreement, is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder;

                (iv) the underlying item of Intellectual Property is not subject to any outstanding judgment, order, decree, stipulation or injunction;

               (v)  neither Seller Entity has agreed to indemnify
any   person   or   entity  for  or  against  any   interference,
infringement, misappropriation or other conflict with respect to such item; and

                (vi) other than as set forth in the agreements referred to in Schedule 2.16 attached hereto, no license or other fee is payable upon any transfer or assignment of such license, sublicense or other agreement.

            (e) Schedule 2.24(e) attached hereto accurately identifies and describes in summary fashion the functions of all Software (as defined in Subsection 1.1(a)(ix)) developed by MDI (the "Seller Software") and identifies the nature of the rights therein of MDI as of the date hereof and of the Seller immediately preceding the Closing. Schedule 2.24(e) attached hereto identifies all computer programs, libraries, databases or other software not owned by the Seller Entities but embedded in or necessary for the use of the Seller Software (the "Third Party Software"). Except as set forth in Schedule 2.24(e) attached hereto:

                (i) The documentation, manuals, flow charts or other materials to be transferred to the Buyer pursuant hereto document in reasonable detail all of the functions of the Seller Software and Third Party Software and are sufficient and adequate to provide for their use by end users skilled in the use of such programs.

                (ii) Other than as described on Schedule 2.24(e) attached hereto, neither Seller Entity has disclosed the source code for any of the Seller Software or other confidential or proprietary information constituting, embodied in or pertaining to the Seller Software to any person and each has taken reasonable measures to prevent such disclosure, other than disclosure of such source code to employees or independent contractors engaged in the MDI Business, in each case pursuant to valid and binding nondisclosure agreements with such persons or entities which are in full force and effect. Other than as described on Schedule 2.24(e) attached hereto, all of the Seller Software has been created by regular employees of MDI within the scope of their employment by MDI or by independent contractors of MDI who, in either case, have executed agreements maintaining the confidentiality of the Seller Software and expressly assigning, in the case of such regular employees and such independent contractors, all such regular employees and such independent contractors' right, title and interest in the Seller Software to MDI.

                (iii)     Except as disclosed on Schedule 2.24(e)
attached hereto, neither Seller Entity has distributed the Seller Software or Third Party Software except pursuant to and in compliance with the Contracts. No licensees are permitted to distribute the Seller Software except pursuant to a valid written sublicense agreement, a form of which has been provided to the Buyer. Other than as described on Schedule 2.24(e) attached hereto, no third party may legally use the Seller Software except pursuant to a written license agreement, a form of which has been provided to the Buyer or a sublicense agreement, as described above.

          (f) "Intellectual Property" means, with respect to the MDI Business, all (i) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and applications for registrations, (ii) trademarks, service marks, trade dress, logos, trade names and corporate names including, without limitation "Millennium Dynamics, Inc." and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof (including moral rights), (iv) mask works and registrations and applications for registration thereof, (v) computer software, data and documentation, (vi) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, manufacturing and production processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vii) other proprietary rights relating to any of the foregoing, and (viii) copies and tangible embodiments thereof.

      2.25 Employee Benefit Plans. All of the pension, benefit, profit sharing, stock, retirement, deferred compensation, welfare, insurance, disability, bonus, vacation pay, severance or separation pay, change in control or other similar plans, programs and agreements, whether reduced to writing or not, relating to the employees engaged in the MDI Business, or maintained at any time by either Seller Entity with respect to such employees, are in compliance, in all material respects, with the requirements prescribed by any and all statutes, orders or governmental rules or regulations currently in effect, including, but not limited to, ERISA and the Internal Revenue Code of 1986, as amended, applicable to such employee plans.

      2.26 Real Estate. Neither Seller Entity owns any real property relating to the MDI Business.

      2.27  Acquired  Assets  Complete.   The  Assets  are,  when
utilized by a labor force substantially similar to that employed by MDI on the date hereof, adequate to conduct the business operations conducted by MDI on the date hereof.

       2.28   Regulatory  Approvals.   All  consents,  approvals,
authorizations and other requirements prescribed by any law, rule or regulation which must be obtained or satisfied by the Seller

Entities and which are necessary for the execution and delivery by the Seller Entities of this Agreement and the documents to be executed and delivered by the Seller Entities in connection herewith are set forth on Schedule 2.28 attached hereto and have been, or will be prior to the Closing Date, obtained and satisfied.

      2.29 Indebtedness to and from Officers, Directors and Shareholders. Except as set forth on Schedule 2.29 attached hereto, MDI is not, as of the date hereof, and the Seller will not be, as of the Closing Date, indebted, directly or indirectly, to any person who is an officer, director or shareholder of either Seller Entity or any Affiliate of any such person in any amount whatsoever other than for salaries for services rendered to the MDI Business or reimbursable business expenses thereof, all of which have been reflected on the Current Financial
Statements, and no such officer, director, shareholder or affiliate is indebted to MDI, as of the date hereof, or will be indebted to the Seller, as of the Closing Date, except for advances made to employees engaged in the MDI Business in the ordinary course of business to meet reimbursable business expenses anticipated to be incurred by such obligor.

      2.30 Powers of Attorney and Suretyships. Except as set forth on Schedule 2.30 attached hereto, neither Seller Entity has any general or special powers of attorney outstanding with respect to the MDI Business (whether as grantor or grantee thereof) and, with respect to the MDI Business, has no obligation or liability (whether actual, accrued, accruing, contingent or otherwise) as guarantor, surety, co-signor, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any person, corporation, partnership, joint venture, association, organization or other entity, except as endorser or maker of checks or letters of credit, respectively, endorsed or made in the ordinary course of business.

     2.31 Investment Representation. The Seller is acquiring the Shares from the Buyer for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof in violation of any federal, state or local securities laws. The Seller is an "accredited investor," as such term is defined in Rule 501 of Regulation D of the Securities Act.

      2.32 Disclosure. No representation or warranty by the Seller Entities in this Agreement or in any Exhibit hereto, or in any list, statement, document or information set forth in or attached to any Schedule delivered or to be delivered pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements contained therein not misleading. The Seller Entities have disclosed to the Buyer all material facts pertaining to the transactions contemplated by this Agreement.

3. Representations of the Buyer Entities. The Buyer Entities each jointly and severally represents and warrants to the Seller
Entities as follows:

     3.1  Organization and Authority.

          (a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has requisite power and authority (corporate and other) to own its properties and to carry on its business as now being conducted. The Buyer has full power to execute and deliver this Agreement and the agreements contemplated herein and to consummate the transactions contemplated hereby and thereby.

           (b) Peritus is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and has requisite power and authority (corporate and other) to own its properties and to carry on its business as now being conducted. Peritus has full power to execute and deliver this Agreement and the agreements contemplated herein and to consummate the transactions contemplated hereby and thereby.

          (c)  The Buyer and Peritus have delivered to the Seller
Entities certified copies of their respective Charters and

Bylaws, each as amended to date, which are complete and correct, and no amendments have been made thereto or have been authorized since the date hereof.

      3.2 Capitalization of Peritus. As of September 30, 1997, the authorized capital stock of Peritus consisted of (i) 50,000,000 shares of Peritus Common Stock, of which 13,162,242 shares were issued and outstanding, and (ii) 5,000,000 shares of preferred stock, $.01 par value per share, of which no shares were issued and outstanding. All of the outstanding shares of capital stock of Peritus have been, and on the Closing Date will be, duly and validly issued and are, or will be, fully paid and nonassessable. On the date hereof, the authorized capital stock of the Buyer consists of 3,000 shares of common stock, $.01 par value per share, of which 100 shares are issued and outstanding. Peritus owns of record and beneficially all of the outstanding shares of common stock of the Buyer.

      3.3 Authorization. The execution and delivery of this Agreement by each of the Buyer and Peritus, and the agreements provided for herein, and the consummation by the Buyer and Peritus of all transactions contemplated hereby, have been duly authorized by all requisite corporate action on the part of the Buyer and Peritus. This Agreement and all such other agreements and written obligations entered into and undertaken in connection with the transactions contemplated hereby, assuming the due execution and delivery by the parties other than the Buyer Entities, constitute the valid and legally binding obligations of the Buyer and Peritus, enforceable against them in accordance with their respective terms. The execution, delivery and performance of this Agreement and the agreements provided for herein, and the consummation by the Buyer and Peritus of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the Buyer or Peritus; (b) violate the provisions of the Charter or Bylaws of the Buyer or Peritus; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator applicable to such Buyer Entity; or (d) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of the Buyer or Peritus pursuant to, any indenture, mortgage, deed of trust or other agreement or instrument to which it or its properties is a party or by which the Buyer or Peritus respectively is or may be bound.
Schedule 3.3 attached hereto sets forth a true, correct and complete list of all consents and approvals of third parties that are required in connection with the consummation by the Buyer Entities of the transactions contemplated by this Agreement.

       3.4 Reports and Financial Statements. Peritus has previously furnished to the Seller Entities complete and accurate copies, as amended or supplemented, of its (a) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, as filed with the Securities and Exchange Commission (the "Commission") and (b) all other reports filed by Peritus under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Commission since July 2, 1997 (such reports are collectively referred to herein as the "Peritus Reports"). The Peritus Reports constitute all of the documents required to be filed by Peritus under Section 13 of the Exchange Act with the Commission since July 2, 1997. As of their respective dates, the Peritus Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since the date of the latest filed Peritus Report, Peritus has had no obligation to file a Current Report on Form 8-K under the Exchange Act. The audited financial statements and unaudited interim financial statements of Peritus included in the Peritus Reports (i) comply in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of Peritus as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of Peritus.

      3.5 Disclosure. No representation or warranty by either the Buyer or Peritus in this Agreement or in any Exhibit hereto, or in any list, statement, document or information set forth in or attached to any Schedule delivered or to be delivered pursuant hereto, contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. The Buyer Entities have disclosed to the Seller Entities all material facts pertaining to the transactions contemplated by this Agreement.

      3.6 No Material Adverse Change. Since June 30, 1997, except as disclosed in a Peritus Report or as otherwise disclosed in Schedule 3.6 attached hereto: (i) there has been no change which materially and adversely affects the business, properties, assets or condition (financial or otherwise) of Peritus (any such change is called a "Material Adverse Change"); (ii) Peritus and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business nor entered into any material transaction or agreement not in the ordinary course of business; and (iii) there has been no dividend or distribution of any kind declared, paid or made by Peritus or, except for dividends paid to Peritus or any of its subsidiaries on any class of capital stock or repurchase or redemption by Peritus or any of its subsidiaries of any class of capital stock.

      3.7   Nasdaq.   The  Shares shall have  been  approved  for
listing  on the Nasdaq National Market on or prior to the Closing
Date, subject only to official notice of issuance.

      3.8 Litigation. Except as set forth on Schedule 3.8 attached hereto, Peritus is not a party to, or to the knowledge of Peritus threatened with, and none of its assets are subject to, any litigation, suit, action, investigation, proceeding or controversy before any court, administrative agency or other governmental authority relating to or affecting its assets or the business or condition (financial or otherwise) of Peritus. Peritus is not in violation of or in default with respect to any judgment, order, writ, injunction, decree or rule of any court, administrative agency or governmental authority or any regulation of any administrative agency or governmental authority.

       3.9 Intellectual Property Rights. Peritus and its subsidiaries own or possess sufficient trademarks, trade names, patent rights, copyrights, licenses, approvals, trade secrets and other similar rights (collectively, "Peritus Intellectual Property Rights") reasonably necessary to conduct their businesses as now conducted; and the expected expiration of any of such Peritus Intellectual Property Rights would not result in a Material Adverse Change. Neither Peritus nor any of its subsidiaries has received any notice of infringement or conflict with asserted intellectual property rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a Material Adverse Change.

     3.10 All Necessary Permits, etc. Peritus and each subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses, and neither Peritus nor any subsidiary has received any notice of proceedings relating to the revocation or modification of, or noncompliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could result in a Material Adverse Change.

      3.11 Title to Properties. Except as described in the Peritus Reports, Peritus and each of its subsidiaries has good and valid title to all the properties and assets reflected as owned in the Peritus Reports, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by Peritus or such subsidiary. The real property, improvements, equipment and personal property held under lease by Peritus or any subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by Peritus, or such subsidiary.

      3.12 Tax Law Compliance. Peritus and its consolidated subsidiaries have filed all necessary federal, state and foreign income and franchise Tax Returns and have paid all Taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them, except for assessments, fines or penalties contested in good faith for which adequate reserves have been provided to the extent required by generally accepted accounting principles. Peritus has made adequate charges, accruals and reserves reasonably determined by Peritus in the applicable financial statements in the Peritus Reports in respect of all federal, state and foreign income and franchise Taxes for all periods as to which the Tax liability of Peritus or any of its consolidated subsidiaries has not been finally determined.

      3.13 Peritus Not an "Investment Company." Peritus is not, and after consummation of the transactions contemplated hereby will not be, an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), and will conduct its business in a manner so that it will not become subject to the Investment Company Act.

      3.14 Insurance. Each of Peritus and its subsidiaries is insured by financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by Peritus and its subsidiaries against theft, damage, destruction and acts of vandalism. Peritus has no reason to believe that it or any subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither Peritus nor any subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

4.   Access to Information; Public Announcements.

     4.1  Access to Management, Properties and Records.

           (a) From the date of this Agreement until the Closing Date, each of the Seller Entities shall afford the officers, attorneys, accountants and other authorized representatives of each of the Buyer Entities access upon reasonable notice and during normal business hours to all management personnel, offices, properties, books and records relating to the MDI Business, so that the Buyer Entities may have full opportunity to make such investigation as they shall desire to make of the management, business, properties and affairs of the Seller Entities relating to the MDI Business, and the Buyer Entities shall be permitted to make abstracts from, or copies of, all such books and records. The Seller shall furnish to the Buyer Entities such financial and operating data and other information as to the Assets and the MDI Business as the Buyer Entities shall reasonably request.

          (b) The Seller Entities shall authorize the release to the Buyer or to Peritus of all files pertaining to the Assets or the MDI Business held by any federal, state, county or local authorities, agencies or instrumentalities, other than files with respect to which the Seller Entities are under a legal or contractual obligation of confidentiality.

      4.2 Confidentiality. Each and every one of the Parties agrees to be bound by the terms of that certain Confidentiality Agreement dated August 11, 1997 by and between Peritus and MDI (the "Confidentiality Agreement") as if and whether or not such Party is a signatory thereto.

      4.3 Public Announcements. The parties agree that prior to the Closing Date, except as otherwise required by law, any and all public announcements or other public communications concerning this Agreement and the purchase of the Assets by the Buyer shall be subject to the approval of both parties, which approval shall not be unreasonably withheld.

5.    Pre-Closing Covenants of the Seller Entities.     From  and
after the date hereof and until the Closing Date:

      5.1 Conduct of Business. The Seller Entities shall carry on the MDI Business substantially in the same manner as heretofore and shall not make or institute any unusual or new methods of manufacture, purchase, sale, shipment or delivery, lease, license management, accounting or operation, and shall not ship or deliver any quantity of products in excess of normal shipment or delivery levels, except as agreed to in writing by the Buyer or Peritus. All of the Assets shall be used, operated, repaired and maintained in a normal business manner consistent with past practice.

     5.2 Absence of Material Changes. Without the prior written consent of the Buyer or Peritus, and except as set forth in Subsection 1.1 hereof, the Seller Entities shall not:

           (a) take any action to amend MDI=s Articles of Incorporation or Code of Regulations;

            (b) issue any stock, bonds or other corporate securities of MDI or grant any option or issue any warrant to purchase or subscribe to any of such securities or issue any securities convertible into such securities;

           (c)   incur  any obligation or liability (absolute  or
contingent)   relating  to  the  MDI  Business,  except   current
liabilities incurred and obligations under contracts entered into in the ordinary course of business;

           (d) declare or make any payment or distribution to MDI=s shareholders with respect to their stock or purchase or redeem any shares of MDI=s capital stock;

           (e) mortgage, pledge, or subject to any lien, charge or any other encumbrance any of the Assets;

           (f) sell, assign, or transfer any of the Assets, except for products sold or licensed in the ordinary course of business, at a normal profit margin, and for not less than replacement cost;

           (g)   cancel any debts or claims relating to  the  MDI
Business, except in the ordinary course of business;

           (h) merge or consolidate with or into any corporation or other entity;

           (i) make, accrue or become liable for any bonus, profit sharing or incentive payment relating to the MDI Business, except for accruals under existing plans, if any, or increase the rate of compensation payable or to become payable by either Seller Entity to any officers, directors or employees engaged in the MDI Business, other than increases in the ordinary course of business consistent with past practice;

           (j) make any election or give any consent under the Code or the Tax statutes of any state or other jurisdiction or make any termination, revocation or cancellation of any such election or any consent or compromise or settle any claim for past or present Tax due;

          (k) waive any rights of material value relating to the MDI Business;

           (l) modify, amend, alter or terminate any executory contracts of a material value relating to the MDI Business or which are material in amount;

           (m) take or permit any act or omission constituting a breach or default under any contract, indenture or agreement relating to the MDI Business or by which the Assets are bound;

           (n) fail to use its best efforts to (i) preserve the possession and control of the Assets and the MDI Business,
(ii) keep in service the present officers and key employees engaged in the MDI Business, (iii) preserve the goodwill of the customers, suppliers, agents, brokers and others having business relations with the MDI Business, and (iv) keep and preserve the MDI Business existing on the date hereof until after the Closing Date;

           (o) fail to operate the MDI Business and maintain the books, accounts and records relating to the MDI Business in the customary manner and in the ordinary or regular course of business and maintain in good repair the premises, fixtures, machinery, furniture and equipment relating to the MDI Business;

           (p) enter into any leases, contracts, agreements or understandings relating to the MDI Business other than those entered into in the ordinary course of business calling for payments which in the aggregate do not exceed $10,000 for each such lease, contract, agreement or understanding;

           (q) engage any employee in the MDI Business for a salary in excess of $50,000 per annum;

           (r) materially alter the terms, status or funding condition of any employee plan relating to employees engaged in the MDI Business; or

           (s) commit or agree to do any of the foregoing in the future.

      5.3 Taxes. The Seller Entities will, on a timely basis, file all Tax Returns for and pay any and all Taxes which shall become due or shall have accrued (a) on account of the operation of the MDI Business or the ownership of the Assets on or prior to the Closing Date or (b) on account of the sale of the Assets (including a pro-rata portion of all personal property and excise taxes payable with respect to the Assets by either Seller Entity).

     5.4  Communication with Customers and Suppliers.

           (a) Unless instructed otherwise by the Buyer or by Peritus in writing, the Seller Entities will accept customer orders with respect to the MDI Business in the ordinary course of business and consistent with past practice.

           (b) The Seller Entities and the Buyer will cooperate in communication with suppliers and customers to accomplish the transfer of the Assets to the Buyer on the Closing Date.

5.5 Compliance with Laws. The Seller Entities will comply, in all material respects, with all laws and regulations which are applicable to the MDI Business and the ownership of the Assets and will perform and comply with all contracts, commitments and obligations relating to the MDI Business by which each of them is bound.

      5.6 Continued Truth of Representations and Warranties of the Seller Entities. The Seller Entities, individually or collectively, will not take any actions which would result in any of the representations or warranties set forth in Section 2 hereof being untrue.

      5.7 Continuing Obligation to Inform. From time to time prior to the Closing, the Seller Entities will deliver or cause to be delivered to the Buyer supplemental information concerning events subsequent to the date hereof which would render any statement, representation or warranty in this Agreement or any information contained in any Schedule inaccurate or incomplete in any material respect at any time after the date hereof until the Closing Date.

      5.8 Exclusive Dealing. The Seller Entities, individually or collectively, will not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or encourage submission of proposals or offers from any person relating to any acquisition or purchase of all or a material portion of the Assets, or any equity interest in, MDI or any equity investment, merger, consolidation or business combination with MDI, or (b) participate in any discussions or negotiations regarding, or furnish to any other person, any non-public information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Seller Entities shall promptly notify the Buyer or Peritus if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made.

      5.9 Collection of Receivables and Borrowings Under APU Credit Agreement. After the date of this Agreement, the Seller Entities shall continue to collect the Accounts Receivable in the ordinary course of business and use the proceeds therefrom to fund the operations of the MDI Business, including employee compensation (but excluding payments under Section 20 hereof) and the payment of trade payables. In the event that such collections are insufficient to fund such operations, APU agrees to advance sufficient funds to continue such operations and to comply with Section 7.12 hereof as of the Closing Date. In the event that, at the time of the Closing, the Seller has any cash on hand relating to the MDI Business, it shall be permitted to retain such cash to the extent that the amount owed to APU by MDI under the APU Credit Agreement at the time of the Merger exceeds $5.6 million, and any additional cash relating to the MDI Business remaining after such repayment shall be transferred to the Buyer as required by Section 1.2(a)(iii) hereof.

      5.10 Merger of MDI and Seller. As a result of the Merger, the Seller will be directly responsible for the representations and warranties contained herein relating to the MDI Business.
Prior to the Closing, MDI shall be merged with and into the Seller and, by operation of law, the MDI Business shall become the property of the Seller. At the Closing, the Seller shall transfer the Assets to the Buyer in accordance with Subsection 7.15(a) hereof and the Buyer shall assume the Assumed Liabilities from the Seller in accordance with Subsection 1.5 hereof.

6.   Best Efforts to Obtain Satisfaction of Conditions.

      6.1 Satisfaction of Conditions. The Seller Entities and the Buyer covenant and agree to use their best efforts to obtain the satisfaction of the conditions specified in this Agreement. The Buyer agrees to cooperate with the Seller Entities in efforts to obtain, or cause to be obtained, prior to the Closing Date, consents to the assignment to and assumption by the Buyer of all licenses, leases, and other contracts and instruments and rights set forth on Schedule 2.16 attached hereto that require the consent of any third party by reason of the transactions contemplated by this Agreement; provided, however, that the Seller Entities shall be required to obtain the consents to the contracts set forth on Schedule 6.1 attached hereto (the "Material Consents") prior to Closing.

      6.2 Hart-Scott-Rodino-Act. Each of the Parties shall promptly file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act ("HSR"), shall use its best efforts to obtain an early termination of the applicable waiting period, and shall make any further filings or information submissions pursuant thereto that may be necessary, proper or advisable; provided, however, that neither of the Buyer Entities shall be obligated to respond to formal requests for additional information or documentary material pursuant to 16 C.F. R. 803.20 under HSR except to the extent it elects to do so in its sole discretion.

7.    Conditions  to  Obligations of  the  Buyer  Entities.   The
obligations of the Buyer Entities under this Agreement are subject to the fulfillment, at the Closing Date, of the following conditions precedent, each of which may be waived in writing in the sole discretion of either of the Buyer Entities:

      7.1 Continued Truth of Representations and Warranties of the Seller Entities; Compliance with Covenants and Obligations. The representations and warranties of the Seller Entities (other than the representations and warranties in Sections 2.10 and 2.14) shall be true on and as of the Closing Date and the representations and warranties of the Seller Entities in Sections
2.10 and 2.14 shall be true on and as of the Schedule Date, as though such representations and warranties were made on and as of such respective dates, except for any changes permitted by the terms hereof or consented to in writing by the Buyer or Peritus. The Seller Entities shall have performed and complied with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by each of them, respectively, prior to or at the Closing Date.

       7.2 Corporate Proceedings. All corporate and other proceedings required to be taken on the part of each of the Seller Entities to authorize or carry out the Merger and this Agreement and to convey, assign, transfer and deliver the Assets shall have been taken.

      7.3 Governmental Approvals. All governmental agencies, departments, bureaus, commissions and similar bodies, the consent, authorization or approval of which is necessary under any applicable law, rule, order or regulation, including without limitation the Hart-Scott-Rodino Act, for the consummation by the Seller Entities of the Merger and the transactions contemplated by this Agreement and the operation of the MDI Business by the Buyer shall have consented to, authorized, permitted or approved such transactions.

      7.4 Consents of Lenders, Lessors and Other Third Parties. The Seller shall have received the Material Consents and all consents necessary to effect the Merger and transfer ownership of the Assets from MDI to the Seller immediately prior to the Closing.

      7.5 Adverse Proceedings. No action or proceeding by or before any court or other governmental body shall have been instituted or threatened by any governmental body or person whatsoever which shall seek to restrain, prohibit or invalidate the Merger or the transactions contemplated by this Agreement or which might affect the right of the Buyer to own or use the Assets after the Closing.

      7.6 Opinion of Counsel. The Buyer shall have received an opinion of Keating, Muething & Klekamp, P.L.L., counsel to the Seller Entities, dated as of the Closing Date, in such form as the Buyer or its counsel shall reasonably request, including that the Merger does not affect the transfer of the Assets or the MDI Business to the Buyer in accordance with this Agreement.

     7.7  [Intentionally omitted].

      7.8 The Assets. Except for the Permitted Encumbrances, at the Closing the Buyer shall receive good, clear, record and marketable title to the Assets, free and clear of all liens, liabilities, security interests and encumbrances of any nature whatsoever.

      7.9   Update.  The Seller Entities shall have provided  the
Buyer with a true, correct and complete list and amount, as of the Schedule Date, of:

          (a)  the Fixed Assets;

           (b) the Accounts Receivable, including an aging thereof;

           (c) the trade accounts payable and accrued expenses assumed pursuant to Subsection 1.5(a)(i) and (ii) hereof;

          (d)  all unfilled customer orders; and

           (e) all shipments made during the period from October 1, 1997 through the Schedule Date, the nature of which information shall not be materially different from the information supplied by the Seller Entities as of the date hereof on Schedules 2.10 and 2.14 attached hereto.

      7.10 Assignment of Insurance Policies. On or prior to the Closing Date, the Seller Entities shall have assigned to the Buyer the insurance policy with Lloyds of London (Policy No.
MPL00673800).

     7.11 [Intentionally omitted].

     7.12 Trade Payables. On the Closing Date, there shall be no obligations to suppliers and vendors of goods and services and other trade creditors with respect to the MDI Business which have been outstanding for more than three months.

      7.13 Registration Rights Waivers. On or prior to the Closing Date, Peritus shall have received from the necessary number of signatories to that certain Registration Rights Agreement dated as of March 15, 1996, as amended, by and among Peritus and the signatories thereto, a waiver of Section 15(i) of such agreement prohibiting the grant by Peritus to any third party of any registration rights more favorable than or inconsistent with those contained within such agreement.

     7.14 [Intentionally omitted].

      7.15 Closing Deliveries. The Buyer shall have received at or prior to the Closing each of the following documents:

           (a) a bill of sale substantially in the form attached hereto as Exhibit B;

           (b) such instruments of conveyance, assignment and transfer, in form and substance satisfactory to the Buyer, as shall be appropriate to convey, transfer and assign to, and to vest in, the Buyer, good, clear, record and marketable title to the Assets except for the Permitted Liens;

            (c)    all  technical  data,  formulations,   product
literature and other documentation relating to the MDI Business;

          (d) such contracts, files and other data and documents pertaining to the Assets or the MDI Business as the Buyer may reasonably request;

          (e) copies of the general ledgers and books of account relating to the MDI Business, and all federal, state and local income, franchise, property and other Tax Returns, or relevant portions thereof, filed by the Seller Entities with respect to the Assets since inception;

           (f) such certificates of the Seller's officers and such other documents evidencing satisfaction of the conditions specified in Section 7 as the Buyer shall reasonably request;

           (g) a certificate of the Secretary of State of the Commonwealth of Pennsylvania as to the legal existence and good standing of the Seller and a certificate of the Secretary of State of the State of Ohio as to the legal existence and good standing of MDI immediately prior to the Merger;

           (h) a certificate of the Secretary or Assistant Secretary of each Seller Entity attesting to the incumbency of such Seller's Entity=s officers, the authenticity of the resolutions authorizing the transactions contemplated by the Agreement, and the authenticity and continuing validity of the charter documents delivered pursuant to Subsection 2.1;

           (i) estoppel certificates from each lessor with respect to the Leases consenting to the assumption of such Lease by the Buyer and representing that there are no outstanding claims under any such Lease;

          (j)  the schedules listed in Subsection 7.9;

           (k) evidence of compliance with all state and federal environmental, occupational, work place disclosure and right to know laws with respect to the MDI Business;

          (l) the Registration Rights Agreement substantially in the form attached hereto as Exhibit C;

           (m) cross receipt executed by the Buyer and the Seller;

           (n)   assignment  of  the  corporate  name  Millennium
Dynamics, Inc.;

           (o) such other documents, instruments or certificates as the Buyer may reasonably request;

           (p) certificates of the Secretaries of State of the State of Ohio and the Commonwealth of Pennsylvania as to the completion of the Merger; and

      7.16 Financial Statements. Peritus shall have received from the Seller Entities on or prior to the Closing Date the financial  statements  of  MDI  required  by  Item  7(a)  of  the
Commission's Current Report on Form 8-K, which financial statements will conform to the requirements of and for the periods specified in Rule 3-05(b) of Regulation S-X of the Commission, including audited financial statements of MDI for the three and nine months ended September 30, 1997.

      7.17 Offer of Employment by Seller Entities. One or more Affiliates of the Seller shall have offered the employees of MDI listed on Schedule 7.17 attached hereto positions of employment that are substantially equivalent in terms of compensation and working conditions to their current positions with MDI.

8.   Conditions to Obligations of the Seller Entities.

      The obligations of the Seller Entities under this Agreement are subject to the fulfillment, at the Closing Date, of the following conditions precedent, each of which may be waived in writing at the sole discretion of either of the Seller Entities:

      8.1 Continued Truth of Representations and Warranties of the Buyer Entities; Compliance with Covenants and Obligations. The representations and warranties of each of the Buyer Entities in this Agreement shall be true on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any changes consented to in writing by the Seller Entities. The Buyer Entities shall have performed and complied with all terms, conditions, obligations, agreements and restrictions required by this Agreement to be performed or complied with by any of them, respectively, prior to or at the Closing Date.

       8.2   Corporate  Proceedings.   All  corporate  and  other
proceedings required to be taken on the part of each of the Buyer
Entities to authorize or carry out this Agreement shall have been taken.

      8.3 Governmental Approvals. All governmental agencies, departments, bureaus, commissions and similar bodies, the consent, authorization or approval of which is necessary under any applicable law, rule, order or regulation for the consummation by the Buyer of the transactions contemplated by this Agreement shall have consented to, authorized, permitted or approved such transactions.

      8.4 Consents of Lenders, Lessors and Other Third Parties. The Buyer shall have received all requisite consents and approvals of all lenders, lessors and other third parties whose consent or approval is required in order for the Buyer to consummate the transactions contemplated by this Agreement.

      8.5 Adverse Proceedings. No action or proceeding by or before any court or other governmental body shall have been instituted or threatened by any governmental body or person whatsoever which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement or which might affect the right of the Seller to transfer the Assets.

      8.6 Opinion of Counsel. The Seller shall have received an opinion of Hale and Dorr LLP, counsel to the Buyer Entities, dated as of the Closing Date, in such form as the Seller or its counsel shall reasonably request.

      8.7 Closing Deliveries. The Seller shall have received at or prior to the Closing each of the following documents:

          (a)  such certificates of the Buyer's officers and such
other   documents  evidencing  satisfaction  of  the   conditions
specified in this Section 8 as the Seller shall reasonably request;

           (b) a certificate of the Secretary of State of the State of Delaware as to the legal existence and good standing of the Buyer in Delaware;

           (c) a certificate of the Secretary of State of the Commonwealth of Massachusetts as to the legal existence and good standing of Peritus in Massachusetts;

           (d) a certificate of the Secretary of the Buyer attesting to the incumbency of the Buyer's officers, the authenticity of the resolutions authorizing the transactions contemplated by this Agreement, and the authenticity and continuing validity of the charter documents delivered pursuant to Subsection 3.1;

           (e) Instrument of Assumption of Liabilities executed by the Buyer and accepted by the Seller;

          (f)  payment of the Purchase Price;

           (g) the Registration Rights Agreement, substantially in the form attached hereto as Exhibit C;

           (h) cross receipt executed by the Buyer and the Seller; and

           (i) such other documents, instruments or certificates as the Seller may reasonably request.

      8.8 Update. The Buyer shall have provided the Seller Entities with a true, correct and complete list, as of the date three business days prior to Closing, of the disclosure schedules referred to in Section 3 of this Agreement, the nature of the information on which schedules shall not be materially different from the information supplied by the Buyer as of the date hereof.

      8.9  Selection of Director.  The Seller shall have received reasonably satisfactory evidence of the election of one  director to  the  Board  of Directors of Peritus pursuant  to  Section  12 hereof.

      8.10 Offer of Employment by Buyer Entities. The Buyer Entities shall have offered to hire as employees at will those individuals employed by MDI and listed on Schedule 8.10 attached hereto to positions of employment that are substantially equivalent in terms of compensation and working conditions to their current positions with MDI.

9.   Indemnification.

     9.1 By the Buyer Entities and the Seller Entities. Each of the Buyer Entities and each of the Seller Entities, jointly and severally, hereby indemnifies and holds harmless the other Parties against all claims, damages, losses, liabilities, costs and expenses (including, without limitation, settlement costs and any legal, accounting or other expenses for investigating or defending any actions or threatened actions) reasonably incurred by either of the Buyer Entities or either of the Seller Entities, as the case may be, in connection with each and all of the following:

           (a) Any breach by the indemnifying party of any representation or warranty in this Agreement;

            (b)   Any  breach  of  any  covenant,  agreement   or
obligation of the indemnifying party contained in this Agreement or any other agreement, instrument or document contemplated by this Agreement; and

           (c) Any misrepresentation contained in any statement, certificate or schedule furnished by the indemnifying party pursuant to this Agreement or in connection with the transactions contemplated by this Agreement.

      9.2 By the Seller Entities. Each of the Seller Entities further agrees, jointly and severally, to indemnify and hold harmless each of the Buyer Entities from any and all claims, damages, losses, liabilities, costs and expenses (including, without limitation, settlement costs and any legal, accounting or other expenses for investigating or defending any actions or threatened actions) reasonably incurred by either of the Buyer Entities, in connection with each and all of the following:

           (a) Any claims against, or liabilities or obligations of, the Seller Entities or against the Assets not specifically assumed by the Buyer pursuant this Agreement;

          (b) The failure of the Buyer to obtain the protections afforded by compliance with the notification and other requirements of the bulk sales laws in force in the jurisdictions in which such laws may be applicable to either the Seller Entities or the transactions contemplated by this Agreement;

           (c) Any violation by the Seller Entities of, or any failure by the Seller Entities to comply with, any law, ruling, order, decree, regulation or zoning, environmental or permit requirement applicable to the MDI Business or the Assets, whether or not any such violation or failure to comply has been disclosed to the Buyer or to Peritus, including any costs incurred by the Buyer or Peritus (i) in order to bring the Assets into compliance with environmental laws as a consequence of noncompliance with such laws on the Closing Date or (ii) in connection with the transfer of the Assets; and

           (d)   Any Tax liabilities or obligations of the Seller
Entities.

      9.3 By the Buyer Entities. Each of the Buyer Entities further agrees, jointly and severally, to indemnify and hold harmless each of the Seller Entities from any and all claims, damages, losses, liabilities, costs and expenses (including, without limitation, settlement costs and any legal, accounting or other expenses for investigating or defending any actions or threatened actions) reasonably incurred by either of the Seller Entities, in connection with any failure by the Buyer to pay, perform or discharge any Assumed Liabilities.

      9.4 Claims for Indemnification. Whenever any claim shall arise for indemnification hereunder the Party seeking indemnification (the "Indemnified Party"), shall promptly notify the Party from whom indemnification is sought (the "Indemnifying Party") of the claim and, when known, the facts constituting the basis for such claim. In the event of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings by a third-party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, unless suit shall have been instituted against it and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in Subsection 9.5 of this Agreement.

      9.5 Defense by Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a person who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding if it acknowledges to the Indemnified Party in writing its obligations to indemnify the Indemnified Party with respect to all elements of such claim. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom within one month after the date such claim is made, (a) provided that counsel for the Indemnified Party shall have been approved by the Indemnifying Party, which approval shall not be unreasonably withheld, the Indemnified

Party may defend against such claim or litigation, in such manner as it may deem appropriate, including, but not limited to, settling such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and (b) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense. If the Indemnifying Party thereafter seeks to question the manner in which the Indemnified Party defended such third-party claim or the amount or nature of any such settlement, the Indemnifying Party shall have the burden to prove by a preponderance of the evidence that the Indemnified Party did not defend or settle such third-party claim in a reasonably prudent manner.

       9.6 Payment of Indemnification Obligation. All indemnification by the Buyer Entities or the Seller Entities hereunder (to the extent not satisfied in the manner specified in the preceding sentence) shall be effected by payment of cash or delivery of a cashier's or certified check in the amount of the indemnification liability. In no event shall the amount of any recovery by the Buyer Entities or the Seller Entities hereunder, after taking into consideration insurance proceeds, if any, be more than 100% of any loss.

        9.7 Survival of Representations; Claims for Indemnification. All representations and warranties made by the Parties herein or in any instrument or document furnished in connection herewith shall survive the Closing and any investigation at any time made by or on behalf of the Parties. All such representations and warranties shall expire on the first anniversary of the Closing Date, except for claims, if any, asserted in writing prior to such first anniversary, which shall survive until finally resolved and satisfied in full. All claims and actions for indemnity pursuant to this Section 9 for breach of any representation or warranty shall be asserted or maintained in writing by a Party hereto on or prior to the expiration of such one-year period. Notwithstanding anything to the contrary in this Section 9 (i) no Buyer Entity shall be entitled to receive, and no Seller Entity shall be obligated to pay, the first $250,000 in the aggregate of indemnity obligations otherwise payable by a Seller Entity to a Buyer Entity pursuant to breaches of the joint and several representations and warranties of each Seller Entity contained in Section 2 of this Agreement and (ii) no Seller Entity shall be entitled to receive, and no Buyer Entity shall be obligated to pay the first $250,000 in the aggregate of indemnity obligations otherwise payable by a Buyer Entity to a Seller Entity pursuant to breaches of the joint and several representations and warranties of each Buyer Entity contained in Section 3 of this Agreement.

10.  Restricted Stock.

      10.1 Restricted Shares. Because the Shares will not have been registered under the Securities Act, or applicable state securities laws as of the Closing Date, the Seller is aware that any resale inconsistent with the Securities Act may create liability on its part and/or the part of Peritus, and agrees not to assign, sell, pledge, transfer or otherwise dispose of or transfer any Shares unless registered under the Securities Act and applicable state securities laws, or an opinion is given by counsel satisfactory to Peritus that such registration is not required.

      10.2 Share Legend. The Seller agrees that each certificate representing any of the Shares will bear a legend substantially as follows:

      "These shares have not been registered under the Securities Act of 1933, as amended. They may not be offered or transferred by sale, assignment, pledge or otherwise unless (i) a registration statement for the shares under the Securities Act of 1933, as amended, is in effect or (ii) the corporation has received an opinion of counsel, which opinion is satisfactory to the corporation, to the effect that such registration is not required under the Securities Act of 1933, as amended."

11. Post-Closing Agreements. Each of the Seller Entities agrees that from and after the Closing Date:

     11.1 Proprietary Information.

           (a) Each Seller Entity shall hold in confidence, and use its best efforts to have all of its officers, directors and personnel hold in confidence, all knowledge and information of a secret or confidential nature with respect to the MDI Business and shall not disclose, publish or make use of the same without the consent of the Buyer, except to the extent that such information shall have become public knowledge other than by breach of this Agreement by the Seller Entities.

          (b) Each of the Seller Entities agrees that the remedy at law for any breach of this Subsection 11.1 would be inadequate and that the Buyer shall be entitled to injunctive relief in addition to any other remedy it may have upon breach of any provision of this Subsection 11.1.

      11.2 No Solicitation or Hiring of Certain Employees. Except as provided by law or as set forth herein, for a period of three years after the Closing Date, no Seller Entity shall solicit any person who was an employee engaged in the MDI Business on the Closing Date and hired by the Buyer on the Closing Date to terminate employment with the Buyer or to become an employee of a Seller Entity, unless such employee is terminated by the Buyer. Except as provided by law or as set forth herein, for a period of three years after the Closing Date, no Buyer Entity shall solicit any person employed by APU or any Affiliate of APU who, as of the Closing Date, was an employee (i) engaged in the MDI Business or
(ii) employed by APU or any of its Affiliates in an executive capacity or in computer research and development, if such employee was (a) employed by APU or any Affiliate of APU on the Closing Date or (b) hired by APU or any Affiliate of APU on or within three days of the Closing Date, unless such employee is terminated by APU or such Affiliate.

     11.3 Non-Competition and Non-Solicitation.

          (a) In consideration of the Purchase Price, the Seller agrees that during the three-year period beginning on the Closing Date (the "Non-Competition Period"), it will not in any capacity, either separately, jointly, or in association with others, directly or indirectly, as an officer, director, consultant, agent, employee, owner, partner, joint venturer, distributor, dealer, representative, stockholder, investor, lender or otherwise, engage or have a financial interest in any business located anywhere in the Restricted Area (as herein defined) which, as of the Closing Date, competes with either Buyer Entity or with any affiliates thereof (excepting only the ownership by the Seller Entities and their affiliates of the outstanding securities of Peritus and the ownership of not more than 5% of the outstanding securities of any class listed on an exchange or regularly traded in the over-the-counter market). "Restricted Area" means the entire world. An entity shall be deemed to compete with a Buyer Entity or an affiliate as of a particular time if the entity then manufactures, produces or markets any product or service which is competitive with, and may be purchased in replacement or substitution of, any product or service which was being designed, manufactured, produced, marketed or developed by MDI prior to the Merger, and which is then being designed, manufactured, produced, marketed or developed by a Buyer Entity or an affiliate. A product or service shall be deemed to be under development by MDI, a Buyer Entity or an affiliate of a Buyer Entity, as the case may be, as of a particular date only if MDI, such Buyer Entity or such affiliate, as the case may be, have devoted significant resources to the development thereof and intends to market such product or service within the next 365 days of such date.

           (b) The Seller further agrees that during the Non-Competition Period it will not in any capacity, either separately, jointly or in association with others, directly or indirectly, solicit, divert or take away, attempt to take away or otherwise contact any of the clients, customers, accounts, distributors, dealers or representatives of either Buyer Entity as shown by the records of such Buyer Entity, that were clients, customers, distributors, accounts, dealers or representatives of the Seller at any time during the two years immediately preceding the Closing Date if such solicitation or contact is for the specific purpose of selling products or services that compete with any products or services that either of the Buyer Entities had available for sale to its clients, customers, accounts, distributors, dealers or representatives or prospects on the Closing Date. The Seller further agrees that during the Non-Competition Period it will not in any capacity, either separately, jointly or in association with others, directly or indirectly, recruit, solicit or hire (other than by means of general advertising) any employee or consultant of a Buyer Entity or induce or attempt to induce any employee or consultant of a Buyer Entity to terminate his or her employment or consultancy with, or otherwise cease his or her relationship with, such Buyer Entity.

          (c) The Parties agree that the duration and geographic scope of the non-competition and non-solicitation provisions set forth in this Section 11.3 are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provisions are to that extent unenforceable, the parties hereto agree that the provisions shall remain in full force and effect for the greatest time period and in the greatest area that would not render them unenforceable. The parties intend that these non-competition and non-solicitation provisions shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and each and every political subdivision of each and every country outside the United States of America where this provision is intended to be effective. The Seller agrees that damages are an inadequate remedy for any breach of these provisions and that each of the Buyer Entities shall, whether or not it is pursuing any potential remedies at law, be entitled to equitable relief in the form of preliminary and permanent injunctions without bond or other security upon any actual or threatened breach of these non-competition and non-solicitation provisions.

           (d) The provisions of Sections 11.2 and 11.3 of this Agreement supersede the non-competition and non-solicitation provisions in the Confidentiality Agreement.

     11.4 Sharing of Data.

           (a) The Seller shall have the right for a period of five years following the Closing Date to have reasonable access to such books, records and accounts, including financial and tax information, correspondence, production records, employment records and other similar information as are transferred to the Buyer pursuant to the terms of this Agreement for the limited purposes of concluding its involvement in the MDI Business prior to the Closing Date and for complying with its obligations under applicable securities, tax, environmental, employment or other laws and regulations. The Buyer shall have the right for a period of five years following the Closing Date to have reasonable access to those books, records and accounts, including financial and tax information, correspondence, production records, employment records and other records which are retained by the Seller pursuant to the terms of this Agreement to the extent that any of the foregoing relates to the MDI Business transferred to the Buyer hereunder or is otherwise needed by the Buyer in order to comply with its obligations under applicable securities, tax, environmental, employment or other laws and regulations.

          (b) The Seller and the Buyer agree that from and after the Closing Date they shall cooperate fully with each other to facilitate the transfer of the Assets from the Seller Entities to the Buyer and the operation thereof by the Buyer.

      11.5 Use of Name. The Seller agrees not to use the name "Millennium Dynamics, Inc." or any derivation thereof after the Closing Date in connection with any business. Other than to comply with the provisions of the preceding sentence, the Seller agrees not to use the name "Millennium Dynamics, Inc." or any derivations thereof after the Closing Date.

      11.6 Cooperation in Litigation. Each Party will fully cooperate with the other in the defense or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by such Party relating to or arising out of the conduct of the MDI Business prior to or after the Closing Date (other than litigation arising out the transactions contemplated by this Agreement). The Party requesting such cooperation shall pay the out-of-pocket expenses (including legal fees and disbursements) of the Party providing such cooperation and of its officers, directors, employees and agents reasonably incurred in connection with providing such cooperation, but shall not be responsible to reimburse the Party providing such cooperation for such party's time spent in such cooperation or the salaries or costs of fringe benefits or similar expenses paid by the Party providing such cooperation to its officers, directors, employees and agents while assisting in the defense or prosecution of any such litigation or proceeding.

     11.7 Repurchase of Accounts Receivable.

           (a) For a period of 90 days after the Closing Date (the "Collection Period"), the Buyer shall use its reasonable efforts to collect the Accounts Receivable. The Buyer may, but shall not be obligated to, use a collection agency or commence legal actions in connection with such collection efforts. On the Schedule Date, the Buyer shall give notice to the Seller Entities designating those Accounts Receivable which the Buyer wishes the Seller to purchase. Within ten days after receipt of such notice from the Buyer, the Seller shall purchase (without recourse to the Buyer) such designated Accounts Receivable then remaining unpaid for a purchase price equal to 90% of the face amount thereof. Thirty days after the Schedule Date, the Buyer shall give notice to the Seller designating those remaining Accounts Receivable which the Buyer wishes the Seller to purchase. Within ten days after receipt of such notice from the Buyer, the Seller shall purchase (without recourse to the Buyer) such remaining designated Accounts Receivable for a purchase price equal to 80% of the face amount thereof. Sixty days after the Schedule Date, the Buyer shall give notice to the Seller designating those remaining Accounts Receivable which the Buyer wishes the Seller to purchase. Within ten days after the receipt of such notice from the Buyer, the Seller shall purchase such remaining designated Accounts Receivable for a purchase price equal to 70% of the face amount thereof. Ninety days after the Schedule Date, the Buyer shall give notice to the Seller designating those remaining Accounts Receivable which the Buyer wishes the Seller to purchase. Within ten days after the receipt of such notice from the Buyer, the Seller shall purchase such remaining designated Accounts Receivable for a purchase price equal to 60% of the face amount thereof.

          (b) Upon the Seller's repurchase of any unpaid Account Receivable pursuant to this Subsection 11.7, (i) the Buyer shall promptly deliver to the Seller any tangible evidence of such Account Receivable then in the possession of the Buyer or under its control, and (ii) the Seller shall be entitled to such customary and reasonable actions as it deems necessary or desirable in order to collect such unpaid Account Receivable; provided, that the Seller shall consult with the Buyer prior to taking any collection action which might reasonably be expected to jeopardize the Buyer's relationship with such customer. The Buyer will, from time to time after such repurchase, execute and deliver to the Seller such instruments and other documents as the Seller may reasonably request to assist the Seller in its collection efforts.

           (c) In the event that any payment received by the Buyer during the Collection Period is remitted by a customer which is indebted under both Accounts Receivable and an account receivable arising out of the sale or license of inventory, products or services in the ordinary course of business after the Closing Date (a "New Receivable"), such payments shall first be applied to the Accounts Receivable due from such customer and the balance remaining after payment in full of all Accounts Receivable due from such customer shall be applied to the New Receivable; provided, however, that (i) with respect to any Account Receivable being contested or disputed by the payor thereof, no portion of the amount in dispute shall be deemed to have been collected by the Buyer in respect of the Account Receivable due from such customer (unless otherwise directed by the customer) until all amounts owed by such customer to the Buyer for New Receivables have been paid or such dispute has been resolved, whichever occurs first (it being understood that undisputed amounts of Accounts Receivable shall be applied in accordance with the priorities set forth above in this
Subsection 11.7) and (ii) the foregoing priorities shall not apply to sums received by the Buyer which are specifically identified by the customer as being tendered in payment of a New Receivable. The Buyer agrees not to induce any customer to identify any payment as being in respect of a New Receivable, except in the event the Buyer reasonably determines to sell to said customer on a C.O.D. basis only.

          (d) The Buyer will cooperate, at the Seller's expense, with the Seller in collecting any Accounts Receivable which are repurchased by the Seller pursuant to this Subsection 11.7; provided, however, that the foregoing shall not require the Buyer to be a party to any action brought by the Seller to collect such Accounts Receivable.

           (e) The Buyer agrees to furnish to the Seller within 15 days after the end of each month during the Collection Period a statement setting forth the Accounts Receivable collected during such month and a trial balance of the uncollected Accounts Receivable showing the aging thereof as of the end of such month.

          (f) The Seller hereby authorizes the Buyer to open any and all mail addressed to either Seller Entity (if delivered to the Buyer) if received on or after the Closing Date and hereby grants to the Buyer a power of attorney to endorse and cash any checks or instruments made payable or endorsed to either Seller Entity or its order and received by the Buyer with respect to the MDI Business.

          (g) The Seller agrees that it will forward promptly to the Buyer any monies, checks or instruments received by the Seller after the Closing Date with respect to the Accounts Receivable, except with respect to those Accounts Receivable
which   are   repurchased  by  the  Seller   pursuant   to   this
Subsection 11.7.

           (h) Any sums received by the Buyer in respect of Accounts Receivable (and so identified by the relevant account debtor) after their repurchase by the Seller pursuant to Subsections 11.7(a) hereof shall be promptly transmitted by the Buyer to the Seller. In addition, if receipt by the Buyer of unidentified sums of money from an account debtor who owes any Account Receivable repurchased by the Seller pursuant to Subsections 11.7(a) hereof results in such account debtor having an aggregate credit balance with the Buyer, the Buyer shall promptly transmit to the Seller an amount of money equal to the lesser of (a) such aggregate credit balance or (b) the remaining unpaid balance of all Accounts Receivable which have been repurchased by the Seller and are payable by such account debtor to the Seller.

     11.8 License. On or after the Closing Date, the Buyer shall grant to each of APU, American Annuity Group, Inc. and Great American Insurance Company (collectively, the "Users") a nonexclusive, perpetual license to use the current version of Vantage Year 2000 and any other versions of such product subsequently developed to operate on other operating platforms (the "Products"). Each of the Users shall pay for maintenance of the Products at Buyer's then current rates. The Buyer shall enter into license agreements with each of the Users to license such Products containing the Buyer's customary terms and conditions.

     11.9 Affiliated Leases. Each of the Seller Entities agrees, and shall cause their Affiliates to agree, that the Lease to MDI with respect to the property located in the Dixie Terminal
Building, as in effect as of the date hereof, shall, upon transfer to the Buyer pursuant to the terms of this Agreement, remain in effect under the same material terms as in effect on the date hereof for a period of at least 365 days subsequent to the Closing Date and shall not be terminated, amended or otherwise materially modified without the prior written consent of the Buyer.

      11.10 Computer Access. Each of the Seller Entities agrees that any and all access currently enjoyed by MDI from an Affiliate of the Seller, pursuant to an oral or written agreement, customary practice or otherwise, to the mainframe hardware and networks of such Affiliate, and, to the extent that the Buyer is a tenant in the Dixie Terminal Building, telephone and voicemail systems of such Affiliate, shall remain in effect and be enjoyed by the Buyer under the same material terms as in effect on the date hereof for a period of at least one year subsequent to the Closing Date and shall not be terminated, amended or otherwise materially modified without the prior written consent of the Buyer. Each of the Seller Entities will offer to extend the computer access under this Subsection 11.10 for at least two additional years, subject to available capacity for the Seller and its Affiliates, at then current market rates not to exceed ten percent per year above the prior year's rate.

      11.11 Benefit Plan Payments. All of the employees engaged in the MDI Business who are participants in the American Financial Group, Inc. Retirement and Savings Plan (the "AFG Plan") shall be entitled to the benefits under the AFG Plan, which shall be paid by the Seller or its Affiliates, through the Closing Date.

      11.12 Bonus Payments. The Seller shall pay any bonuses due to the employees engaged in the MDI Business for the year ending December 31, 1997 pursuant to any oral or written bonus plan, arrangement or agreement.

12.  Election of Seller Director.

      Peritus agrees that upon a written request by the Seller on or within 30 days subsequent to the Closing the Board of Directors of Peritus (the "Peritus Board") will vote to elect a nominee of the Seller designated in such notice as a Class II director of the Peritus Board, provided that, such designated nominee is approved by the Peritus Board in its reasonable discretion.

13.  Termination of Agreement

      13.1 Termination by Lapse of Time. This Agreement shall terminate at 5:00 p.m., Boston time, on December 31, 1997, if the transactions contemplated hereby have not been consummated, unless such date is extended by the written consent of all of the parties hereto.

       13.2 Termination by Agreement of the Parties. This Agreement may be terminated by the mutual written agreement of the parties hereto. In the event of such termination by agreement, the Buyer Entities shall have no further obligation or liability to the Seller Entities under this Agreement, and the Seller Entities shall have no further obligation or liability to the Buyer Entities under this Agreement.

     13.3 Termination by Reason of Breach. This Agreement may be terminated by the Seller Entities, if at any time prior to the Closing there shall occur a breach of any of the representations, warranties or covenants of the Buyer Entities or the failure by the Buyer Entities to perform any condition or obligation hereunder, and may be terminated by the Buyer Entities, if at any time prior to the Closing there shall occur a breach of any of the representations, warranties or covenants of the Seller Entities or the failure of the Seller Entities to perform any condition or obligation hereunder.

14.  Transfer and Sales Tax

     Notwithstanding any provisions of law imposing the burden of such Taxes on the Seller or the Buyer, as the case may be, the Seller shall be responsible for and shall pay (a) all sales, use and transfer Taxes, and (b) all governmental charges, if any, upon the sale or transfer of any of the Assets hereunder or related to the Merger. If the Seller shall fail to pay such amounts on a timely basis, the Buyer may pay such amounts to the appropriate governmental authority or authorities, and the Seller shall promptly reimburse the Buyer for any amounts so paid by the Buyer.

15.  Brokers

     15.1 For the Seller. Each of the Seller Entities represents and warrants that it has not engaged any broker or finder other than NationsBanc Montgomery Securities, Inc. ("Montgomery") or incurred any liability for brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement other than to Montgomery. The Seller agrees to pay all fees, expenses and other compensation owed to Montgomery. The Seller agrees to indemnify and hold harmless the Buyer against any claims or liabilities asserted against it by any person acting or claiming to act as a broker or finder on behalf of the Seller Entities.

      15.2 For the Buyer. The Buyer and Peritus each represents and warrants that it has not engaged any broker or finder other than H.C. Wainwright & Co., Inc. ("Wainwright") or incurred any liability for brokerage fees, commission or finder's fees in connection with the transactions contemplated by this Agreement. The Buyer or Peritus each agrees to pay all fees, expenses and other compensation owed to Wainwright. The Buyer and Peritus each agrees to indemnify and hold harmless the Seller against any claims or liabilities asserted against it by any person acting or claiming to act as a broker or finder on behalf of the Buyer or Peritus.

16.  Notices

      Any notice, request, demand, claim, or other communication hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered four business days after it is sent by United States certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable overnight courier service, in each case to the intended recipient as set forth below:

To MDI:                           Copy to:

Millennium Dynamics, Inc.         Keating,  Muething &  Klekamp,
49 East Fourth Street             P.L.L.
Cincinnati, Ohio  45202           1800 Provident Tower
Attention:   Michael  D.   Rice,  One East Fourth Street
Esq.                              Cincinnati, Ohio 45202
   Vice  President  and  General  Attention:  Paul V.  Muething,
Counsel                           Esq.

To the Seller:                    Copy to:

American  Premier  Underwriters,  Keating,  Muething &  Klekamp,
Inc.                              P.L.L.
One East Fourth Street            1800 Provident Tower
Cincinnati, Ohio  45202           One East Fourth Street
Attention:   James  C.  Kennedy,  Cincinnati, Ohio 45202
Esq.                              Attention:  Paul V.  Muething,
   Deputy  General  Counsel  and  Esq.
Secretary

To the Buyer:                     Copy to:

Twoquay, Inc.                     Hale and Dorr LLP
c/o  Peritus Software  Services,  60 State Street
Inc.                              Boston, Massachusetts 02109
304 Concord Road                  Attention:   Peter  B.   Tarr,
Billerica, Massachusetts  01821-  Esq.
3485
Attention:  Eugene J.  DiDonato,
Esq.
   Vice  President  and  General
Counsel

To Peritus:                       Copy to:

Peritus Software Services, Inc.   Hale and Dorr LLP
304 Concord Road                  60 State Street
Billerica, Massachusetts  01821-  Boston, Massachusetts 02109
3485                              Attention:   Peter  B.   Tarr,
Attention:  Eugene J.  DiDonato,  Esq.
Esq.
   Vice  President  and  General
Counsel


      Either Party may give any notice, request, demand, claim or other communication hereunder by personal delivery or telecopy, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party or individual for whom it is intended. Any notice sent by telecopy shall be followed by a confirmation copy sent by reputable overnight business courier service. Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

17.  Successors and Assigns.

      This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Buyer and the Seller Entities may not assign their respective obligations hereunder without the prior written consent of the other party; provided, however, that the Buyer may assign this Agreement, and its rights and obligations hereunder, to a subsidiary or Affiliate. Any assignment in contravention of this provision shall be void. No assignment shall release the Buyer or Peritus from any obligation or liability under this Agreement.

18.  Entire Agreement; Amendments; Attachments.

      (a) This Agreement, all Schedules and Exhibits hereto, the Confidentiality Agreement and all agreements and instruments to be delivered by the parties pursuant hereto represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such Parties. The Buyer Entities and the Seller Entities, by the consent of their respective Boards of Directors, or officers authorized by such Boards, may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by the Buyer Entities and the Seller Entities.

      (b) If the provisions of any Schedule or Exhibit to this Agreement are inconsistent with the provisions of this Agreement, the provision of the Agreement shall prevail. The Exhibits and Schedules attached hereto or to be attached hereafter are hereby incorporated as integral parts of this Agreement.

19.  Expenses.

     Except as otherwise expressly provided herein, the Buyer and the Seller shall each pay their own expenses, including without limitation, legal, accounting, HSR filing fees, investment banking and other professional fees, in connection with this Agreement and the transactions contemplated hereby, including without limitation the Merger.

20.  Severance and Termination Payments.

      The Seller shall pay all severance, termination and other payments (whether in the form of cash, securities or other consideration) pursuant to any written or oral agreements of the Seller, MDI or their Affiliates and expenses applicable to those certain members of executive management listed on Schedule 20 attached hereto, such members of executive management representing all of the members of executive management to whom severance, termination and other payments are due pursuant to such written or oral agreements, and provided the Buyer complies with Section 8.10 of this Agreement, any other compensation payable to employees engaged in the MDI Business under applicable plant closing or similar laws. In addition to the foregoing, the Seller shall pay up to $150,000 of severance costs (exclusive of payments under applicable plant closing and similar laws and any other compensation payable to employees engaged in the MDI Business) for other employees engaged in the MDI Business whose employment is terminated during the three days prior to the date hereof or after the date hereof up to and including the Closing Date. Provided the Seller complies with Section 7.17 of this Agreement, the Buyer will assume all other severance obligations (up to an aggregate of $300,000) relating to the employees engaged in the MDI Business (other than to the extent that those obligations are covered in the preceding two sentences) whose employment is terminated following the date of this Agreement.

21.  Governing Law.

      This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its conflicts of laws rules.

22.  Section Headings.

      The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

23.  Severability.

      The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

24.  Counterparts.

      This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

     IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of and on the date first above written.


                              PERITUS SOFTWARE SERVICES, INC.

                              _________________________________
                              By:
                              Title:


                              TWOQUAY, INC.


                              _________________________________
                              By:  Title:


                              AMERICAN PREMIER UNDERWRITERS, INC.


                              __________________________________
                              By:
                              Title:


                              MILLENNIUM DYNAMICS, INC.


                              ___________________________________
                              By:
                              Title:

Exhibit 3

                           AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.


                              AMERICAN PREMIER GROUP, INC.
                              AMERICAN FINANCIAL CORPORATION


                              By:  /s/ James E. Evans
                                   James E. Evans
                                     Vice   President  &  General
Counsel


                                   /s/ Carl H. Lindner
                                   Carl H. Lindner


                                   /s/ Carl H. Lindner III
                                   Carl H. Lindner III


                                   /s/ S. Craig Lindner
                                   S. Craig Lindner


                                   /s/ Keith E. Lindner
                                   Keith E. Lindner

Exhibit 4


                        POWER OF ATTORNEY



      I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                              /s/ Carl H. Lindner
                              Carl H. Lindner

                        POWER OF ATTORNEY



     I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                              /s/ Carl H. Lindner III
                              Carl H. Lindner III

                        POWER OF ATTORNEY



      I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                              /s/ S. Craig Lindner
                              S. Craig Lindner

                        POWER OF ATTORNEY



      I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                /s/ Keith E. Lindner
                                Keith E. Lindner